1/31

785677

05005473

PROCESSED

JAN 31 2005

THOMSON FINANCIAL

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-4 FISCAL YEAR:

(03/94)

785677

AFDB

AFRICAN DEVELOPMENT BANK GROUP

Ref: FTRY/LET/2004/09/003
Date: 24 DEC 2004

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED 2005 JAN 31 A 10: 02 OFFICE OF INTERNATIONAL CORPORATE FINANCE

African Development Bank, File NO. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

Dear Sir,

In accordance with Sections 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith the periodic Report of the Financial Statement of the African Development Bank for the quarter ended 30 September2004.

Yours Sincerely,

Arunma Oteh
Treasurer
Tel: 216 71 102 028
Fax: 216 71 330 632

SEC MAIL PROCESSING SECTION RECEIVED DEC 28 2004 WASH., D.C. 202

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Section 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act.

QUARTER ENDED 30 SEPTEMBER 2004
AFRICAN DEVELOPMENT BANK (the "bank")
TUNIS, TUNISIA

1. Information concerning purchase or sales by the Bank of its primary obligations during the quarter:

The Bank borrowed the following amounts under its Global Debt Issuance Facility:

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	DEALER
JPY 500 Million Capped PRDC due August 2019	30-Jul-04	23-Aug-04	23-Aug-19	500,000,000	23-Aug-05	Mitsubishi Securities Int.
USD 20 Million Capped callable due August 2014	6-Aug-04	26-Aug-04	26-Aug-14	20,000,000	26-Aug-05	Citigroup Global Market
JPY 500 Million PRDC due Sept 2034	1-Sep-04	21-Sep-04	21-Sep-34	500,000,000	21-Sep-05	Mizuho Inter. Plc
JPY 1.5 Billion PRDC due Sept 2034	6-Sep-04	27-Sep-04	27-Sep-34	1,500,000,000	27-Sep-05	Daiwa SMBC Europe
JPY 500 Million PRDC due August 2034	8-Sep-04	27-Sep-04	1-Aug-34	500,000,000	1-Aug-07	UBS Warburg
JPY 600 Million PRDC due February 2025	9-Sep-04	28-Sep-04	3-Feb-25	600,000,000	1-Feb-06	Mizuho Inter. Plc

The Bank redeemed in full the following amounts during the quarter

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	CALL DATE	Dealer
JPY 1 Billion Bermuda Callable PRDC	2-Jul-02	22-Jul-02	23-Jul-27	1,000,000,000	*23-Jul-04*	Goldman Sachs
JPY 1 Billion PRDC Bermuda Callable	20-Jun-02	9-Jul-02	2-Aug-27	1,000,000,000	*1-Aug-04*	Mizuho Inter. Plc

2. Two copies of any material modifications or amendments during such quarter of any exhibit previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibit previously filed with the Commission were made during the quarter.

3. Quarterly Financial Statements for the period ended September 2004.

Pursuant to the requirement of section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned thereunto duly authorized.

Yours Sincerely,

Arunma Oteh

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

CONFIDENTIAL

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2004/229
30 November 2004
Prepared by: FFCO
Original: English/French

Probable Date of Board Presentation Not Applicable

FOR INFORMATION

MEMORANDUM

TO : **THE BOARD OF DIRECTORS**

FROM : **Omar KABBAJ**
President

SUBJECT : **ADB - FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004 ***

In accordance with the Bank's Financial Regulations, please find attached the Financial Statements of the African Development Bank for the nine months ended 30 September 2004.

Attach:

Cc: The President

RECEIVED
DEC 28 2004
SEC MAIL PROCESSING SECTION
WASH., D.C. 202

*** Questions on this document should be referred to:**

Mr. C.O. BOAMAH	Director	FFCO	Extension 2026
Mr. A.O. ODUKOMAIYA	Division Manager	FFCO	Extension 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Extension 3230

SCCD: N.G.

ADB FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 and 2003

The financial highlights for the nine months ended September 30 2004 are summarized below. The comparative financial statements and indicators for 2000 to 2004 are summarized in schedules **A** and **B** attached to this memorandum.

International Accounting Standard 39 (IAS 39), adopted by the Bank effective January 1 2001, requires among other things that all derivative financial instruments be marked to fair-value and reported on the balance sheet. Consistent with the position taken since 2001, "Operating Income", which is income before IAS 39 adjustments, is used as the basis for management decisions. Consequently, the ensuing discussions on the results focus on operating income.

1. Results of Operations

1.1 The operating income for the nine months ended September 30, 2004 amounted to UA 144.97 million, UA 69.77 million higher than the UA 75.20 million for 2003. The increase is mainly attributable to: a net write-back of accumulated provision for loan losses in 2004; increase in net interest margin and the decrease in administrative expenses. The net non-accrued income (i.e. non-accrued loan income net of cash basis income) for the first nine months of 2004 amounted to UA 47.15 million, compared to UA 88.08 million in 2003 (see 1.4 below). Net administrative expenses decreased by UA 6.57 million from UA 31.77 million in the first nine months of 2003 to UA 25.20 million in 2004.

1.2 Net operational income for the nine months ended September 30, 2004 amounted to UA 166.88 million compared to UA 110.14 million in 2003, representing an increase of 51.52 per cent. Although cash basis loan income received in 2004 exceeded the amount for 2003, total loan income for the nine months to 30 September 2004 decreased by UA 13.11 million from UA 210.74 for 2003 to UA 197.63 million this period. The decrease in loan income was fully offset by a UA 24.10 million decrease in interest expense. The decrease in loan income resulted from a lower average loan balance during the period due mainly to significant loan prepayments and an overall decline in interest rates.

1.3 Borrowing expenses for the nine months ended September 30, 2004 amounted to UA 141.03 million, representing a 14.59% decrease from borrowing expenses of UA 165.13 million for 2003. This decrease is primarily due to lower borrowing and an overall lower average interest rate in 2004.

1.4 In accordance with the arrears clearance plan approved by the Board of Directors for the Democratic Republic of Congo on June 26, 2002, the amounts owed by the DRC net of partial repayments received from donors and the DRC were consolidated into new loans in 2003. Following the consolidation, the DRC has been, and is still contractually current on the loans. Nevertheless, the DRC loans have been retained in non-accrual status, pending a period of satisfactory performance following the restructuring. Under the DRC mechanism, arrears on charges were consolidated into a new receivable and have therefore been reversed from the table of cumulative non-accrued income below. Cash basis loan income received during the nine months ended September 30, 2004 included UA 8.61 million relating to Democratic Republic of Congo. A summary of life-to-date interest on non-accrual loans follows.

(UA thousands)

Borrower	Cumulative at 01/01/2004	For the nine months ended 30/09/04	Revaluation Adjustment	Cumulative at 30/09/2004
Burundi	2 981	(345)	(380)	2 256
C.A. Republic	1 496	71	(2)	1 565
Comoros	5 882	364	3	6 249
Congo	53 225	(17 278)	(294)	35 653
Cote d'Ivoire	38 279	17 369	89	55 737
Guinea	-	2 197	-	2 197
Liberia	78 381	2 578	239	81 198
Seychelles	6 710	1 063	(28)	7 745
Somalia	5 567	261	(10)	5 818
Sudan	30 372	911	75	31 358
Zimbabwe	61 236	9 871	90	71 197
Private Sector	6 777	824	(152)	7 449
Sub-Total (countries in arrears)	**290 906**	**17 886**	**(370)**	**308 422**
Dem. Rep. of Congo (DRC)	56 915	29 269	(471)	85 713
TOTAL for 2004	**347 821**	**47 155**	**(841)**	**394 135**
Comparatives for 2003:				
Without DRC	235 443	46 908	(5 240)	277 111
With DRC	267 679	88 077	629	356 385

1.5 The current policy for provisioning for loan losses requires that the adequacy of the accumulated provisions be determined based on collectibility loss estimates. The review of the collectibility loss estimates are performed quarterly and may result in increases or decreases in the accumulated provisions. Resolution B/BD/2002/35 of the Board of Directors delegates to the President, the authority to approve adjustments to the accumulated provisions. For the nine months ended September 30 2004, the accumulated provisions for loan losses on sovereign guaranteed loans decreased by UA 27.39 million, due primarily to reductions in the level of loan principal outstanding (largely attributable to significant loan prepayments) and also to an overall improvement in the risk profile of the loan portfolio. Provision for losses on non-sovereign guaranteed loans for the nine months amounted to UA 3.85 million resulting in cumulative provision on such loans at September 30, 2004 of UA 23.67 million. As a result of the decrease in the provision for losses on sovereign guaranteed loans, total accumulated provisions for loans losses decreased during the period by UA 23.54 million.

1.6 No new provision for losses on the value of equity investments was deemed necessary during the period. The accumulated provision for probable losses on equity investments at September 30, 2004 comprises the following: 100% provision on BDEGL, Meridien-BIAO, NDBS, D.B. Zambia and D.B. Zimbabwe; 80% provision on BDEAC, 70% on Msele Nedventures; 30% on PTA Bank 25% on South African Infrastructure Fund and 15% on Zambia Venture Capital Fund.

1.7 Administrative expenses before management fees for the nine months ended September 30 2004 and 2003 are made up of the following:

(UA thousands)

	2004		2003	
	UA	%	UA	%
Salaries	40 379	40.83	40 763	37.29
Benefits	31 209	31.56	40 328	36 89
Total Salaries & benefits	71 588	72.39	81 091	74.18
Other Personnel-related	2 928	2.96	1 329	1.22
Short-term staff	1 152	1.16	956	0.87
Consultancy	4 663	4.72	2 958	2.70
Total Manpower Expense	80 331	81.23	86 334	78.97
Missions	5 769	5.83	12 058	11.03
Furniture & Equipment	2 875	2.91	2 504	2.29
Occupancy	3 397	3.44	2 808	2 57
Communication	3 484	3.52	3 224	2.95
Other, net	3 035	3.07	2 395	2.19
Total Administrative Expenses	**98 891**	**100.00**	**109 323**	**100.00**

1.8 Administrative expenses (excluding depreciation) decreased by 9.54% from UA 109.32 million for the nine months of 2003 to UA 98.89 million in 2004. Administrative expenses for the nine months ended September 30, 2003 included UA 23.67 million incurred during the period attributable to the temporary relocation of the Bank Group's operations to Tunisia and UA 1.98 million for the voluntary temporary relocation of dependents of staff members. Administrative expenses, net of management fees in 2004 decreased by UA 6.57 million or 20.68% from UA 31.77 million in 2003 to UA 25.20 for the nine months ended September 30, 2004.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Liquidity at September 30, 2004 excluding investments held to maturity that mature after three months and net of related swaps, amounted to UA 2 416.19 million. Total investments (net of swaps and repos), including investments held to maturity, at September 30, 2004, amounted to UA 4 237.19 million.

2.2 Loan disbursements for the nine months ended September 30, 2004 amounted to UA 433.66 million, representing a decrease of 18.31 percent over the disbursements of UA 530.88 million made during the first nine months of 2003.

2.3 Borrowings outstanding as at September 30, 2004 amounted to UA 5 340.56 million, compared to UA 5 971.48 million at September 30, 2003.

2.4 The Bank's reserves net of cumulative currency translation adjustment (CCTA), increased by UA 94.02 million during the period from UA 1 528.22 million as at December 31, 2003 to UA 1 622.24 million as at September 30, 2004, reflecting the net income for the period net of the effect of allocation of net income approved by the Board of Governors in May 2004. The reserves of UA 1 622.24 million at September 30, 2004 included a cumulative unrealized net gain on non-trading derivatives (IAS 39 Adjustment) of UA 111.04 million. Cumulative translation losses (CCTA) remained virtually unchanged at UA 451.69 million at 30 September 2004 compared to UA 451.71 million as at December 31, 2003.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the nine months ended September 30, 2004.

Attchs.

SCHEDULE A

FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

NINE MONTHS ENDED SEPTEMBER 30	2004	2003	2002	2001	2000
OPERATIONAL INCOME AND EXPENSES					
Income from loans	197.63	210.74	322.87	344.43	340.60
Income from investments	86.74	71.41	54.09	103.50	61.97
Total operational income	284.37	282.15	376.96	447.93	402.57
Interest on borrowings	(138.74)	(162.68)	(199.28)	(259.06)	(253.24)
Provision for loan losses	23.54	(6.88)	-	(12.66)	(15.18)
Amortisation of issuance costs	(2.29)	(2.45)	(3.16)	(3.92)	(1.83)
Net operational income	166.88	110.14	174.52	172.29	132.32
OTHER EXPENSES, net					
Administration expenses	98.89	109.32	81.82	73.99	69.18
Management fees	(73.69)	(77.55)	(59.50)	(52.19)	(47.35)
	25.20	31.77	22.32	21.80	21.83
Other income	(8.38)	(0.81)	(1.00)	(0.98)	(1.00)
Depreciation	4.39	3.99	4.07	3.90	2.73
Provision for equity investments	-	-	2.30	(0.06)	-
Loss/(gain) on exchange	0.70	(0.01)	0.44	0.55	0.27
Total other expenses, net	21.91	34.94	28.13	25.21	23.83
Operating income	144.97	75.20	146.39	147.08	108.49
Unrealized net gains on derivatives - IAS 39 adjustment (Note A)	63.67	(3.41)	6.93	179.93	-
Net income	**208.64**	**71.79**	**153.32**	**327.01**	**108.49**
FINANCIAL INDICATORS/RATIOS (Before IAS 39 adjustments)					
(Decrease)/increase in Loan Income(%)	(6.22)	(34.73)	(6.26)	1.12	(1.26)
Increase/(decrease) in Investment Income(%)	21.47	32.02	(47.74)	67.02	32.90
(Decrease)/increase in Interest expense(%)	(14.71)	(18.37)	(23.08)	2.30	(1.17)
(Decrease)/Increase in Other expenses(%)	(37.30)	24.21	11.58	5.79	9.56
Increase/(decrease) in Net operational income(%)	51.52	(36.89)	1.29	30.21	29.40
Loan income/Interest expense ratio	1.42	1.30	1.62	1.33	1.34
Increase/ (decrease) in Operating Income before app. to Special Reserve(%)	92.79	(48.63)	(0.47)	35.57	34.75
Interest coverage ratio (1.25x)*	2.03	1.46	1.72	1.56	1.43
FINANCIAL INDICATORS/RATIOS (After IAS 39 adjustments)					
Interest coverage ratio (1.25x)*	2.48	1.43	1.76	2.29	N/A

* Indicative parameters
Slight differences may occur in totals due to rounding

SCHEDULE B

FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

BALANCE SHEETS AS AT SEPTEMBER 30	2004	2003	2002	2001	2000
ASSETS					
Due from banks	87.23	150.48	105.79	11.32	60.36
Demand obligations	3.80	3.80	22.84	26.12	11.09
Investments - trading	3 366.32	2 251.09	1 111.23	2 602.63	1 716.22
Investments - Held to maturity	1 999.64	1 667.18	1 105.05	-	-
Amounts receivable for currency swaps - borrowings	229.35	228.45	210.52	125.34	231.27
Amounts receivable for currency swaps - investments	21.14	54.14	133.07	251.36	-
Non-negotiable instruments	35.27	45.51	54.09	66.17	64.31
Accounts receivable	641.61	225.89	233.62	382.18	204.41
Outstanding loans	5 091.04	5 643.22	6 008.95	6 457.06	6 591.41
Accumulated provision for loan losses	(445.73)	(497.99)	(488.37)	(439.67)	(401.33)
Equity participations, net	167.03	165.42	160.72	164.93	165.62
Other assets	18.76	19.79	17.25	17.77	13.44
	11 215.46	**9 956.97**	**8 674.76**	**9 665.21**	**8 656.80**
LIABILITIES, CAPITAL & RESERVES					
Accounts payable	731.85	174.06	156.21	364.88	255.65
Securities sold under agreements to repurchase and payable for cash collateral received	1 112.70	-	-		-
Amount payable for currency swaps - borrowings	320.36	253.64	25.57	21.29	5.20
Amount payable for currency swaps - investments	37.20	73.76	157.01	287.37	-
Borrowings	5 340.56	5 971.48	4 964.25	5 716.71	5 460.36
Capital	2 205.94	2 164.52	2 120.58	2 074.98	1 993.39
Arrears on subscriptions	(10.27)	(11.52)	(9.81)	(21.41)	(19.88)
Cumulative exchange adjustment on subscriptions	(145.12)	(144.04)	(132.22)	(129.66)	(124.96)
Reserves	2 073.93	1 934.30	1 846.73	1 796.59	1 526.25
Cumulative currency translation adjustment reserve	(451.69)	(459.24)	(453.58)	(445.54)	(439.21)
	11 215.46	**9 956.97**	**8 674.76**	**9 665.21**	**8 656.80**
FINANCIAL INDICATORS/RATIOS					
(Before IAS 39 adjustments)					
Average return on liquid funds(%)	3.08	3.11	3.21	6.03	5.41
Average cost of borrowings(%)	3.84	4.22	5.31	6.32	6.38
Average return on loans(%)	4.77	4.84	6.90	7.05	6.79
Total debt/Total callable capital(%) (80.00)*	28.08	31.33	25.08	29.60	32.50
Senior debt/Callable capital of non borrowing member (%) (80.00)*	55.27	60.74	46.70	48.02	46.92
Debt/Equity ratio(%)	157.00	181.75	152.61	186.55	191.24
Total Debt/Usable capital %	56.99	64.77	53.33	49.92	58.02
Reserve/Loan ratio (15.00%)*	37.24	33.10	29.90	25.70	22.58
Reserve/Debt ratio (%)	26.65	22.61	26.35	21.34	19.91
Disbursements (UA millions)	652.32	530.88	353.11	326.92	280.68
FINANCIAL INDICATORS/RATIOS					
(After IAS 39 adjustments)					
Debt/Equity ratio(%)	146.82	173.66	149.63	185.65	N/A
Debt/Usable capital %	55.30	63.13	53.11	47.81	N/A
Reserve/Loan ratio (15.00%)*	40.62	34.96	31.31	28.85	N/A
Reserve/Debt ratio (%)	30.38	24.70	28.06	24.58	N/A

* Indicative parameters
Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK GROUP ANNEX C

(with Bilateral & Multilateral Sources)

FINANCIAL HIGHLIGHTS - SEPTEMBER, 2004

Summary of Administrative Expense

(For All Company Codes)

Amounts in thousands of UA

	ADB Admin. Budget	ADF	NTF	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1)												TOTAL ALL SOURCES
Company Codes	2000	2100	2200		7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	TOTAL	%	
PART I - PERSONNEL EXPENSES																	
Salaries	40 379			40 379	71	34	150	0	53	0	17	0	0	0	323	0.79	40 702
Benefits	31 209			31 209	2	6	-14	0	18	0	5	0	0	0	17	0.06	31 226
Other Personnel-related	2 928			2 928	0	3	0	0	5	0	0	0	0	0	8	0.28	2 936
Short-term staff	1 152			1 152	0	0	0	0	0	0	0	0	0	0	0	-	1 152
Consultancy	4 662			4 662	459	234	696	644	112	39	118	20	132	0	2 454	34.48	7 116
Total Personnel Expenses	80 331	0	0	80 331	532	276	830	644	188	39	140	20	132	0	2 803	3.37	83 134
PART II - GENERAL EXPENSES																	
Missions	5 769			5 769	-5	0	41	0	1	0	0	0	28	0	65	1.12	5 834
Furniture and Equipment	2 876			2 876	0	0	0	0	0	0	0	0	0	0	0	-	2 876
Occupancy	3 396			3 396	20	7	131	3	0	0	6	0	13	0	180	5.04	3 577
Communication	3 484			3484	0	0	0	0	0	0	0	0	11	0	11	0.00	3 495
Other, net (Note 2)	3 035			3 035	95	2	1 190	47	20	0	12	0	81	0	1 446	32.27	4 481
Total General Expenses	18 560	0	0	18 560	110	9	1 362	50	21	0	18	0	133	0	1 702	8.40	20 262
TOTAL ADMINSTRATIVE EXPENSES	98 891	0		98 891	642	285	2 193	694	209	39	158	20	264	0	4 505		103 396
Cost Sharing	-73 695	72 620	1 075	0													
Administrative Expenses (after Cost Sharing)	25 196	72 620	1 075	98 891													
% Distribution of Admin. Expenses by Source:	24.37	70.23	1.04	95.64	0.62	0.28	2.12	0.67	0.20	0.04	0.15	0.02	0.26	-	4.36	100.00	

Notes:

1 - Bilateral and Multilateral Sources

7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants

2 - Other, net

"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

AFRICAN DEVELOPMENT BANK

FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003

ADB Financial Statements for the Nine Months Ended September 30, 2004 and 2003

Table of Contents

BALANCE SHEET AS AT SEPTEMBER 30, 2004 AND 2003

(UA thousands - Note B)

ASSETS	2004	2003
DUE FROM BANKS	87 227	150 484
DEMAND OBLIGATIONS	3 800	3 800
AMOUNTS RECEIVABLE FROM CURRENCY SWAPS		
Currency swaps receivable - Borrowings (Notes B & O)	229 350	228 447
Currency swaps receivable - Investments (Notes B & I)	21 140	54 152
	250 490	282 599
INVESTMENTS (Notes B & I)		
Trading	3 366 318	2 251 086
Held-to-maturity	1 999 640	1 667 176
	5 365 958	3 918 262
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	35 273	45 508
ACCOUNTS RECEIVABLE		
Accrued income on loans and investments	118 274	152 445
Other accounts receivable	523 334	73 437
	641 608	225 882
LOANS (Notes B, J, & W)		
Disbursed and outstanding	5 091 045	5 643 218
Less Accumulated provision for loan losses	(445 732)	(497 992)
	4 645 313	5 145 226
EQUITY PARTICIPATION (Note K)		
ADF	111 741	111 741
Other institutions	68 737	70 182
Less: Accumulated provision for equity losses	(13 445)	(16 505)
	55 292	53 677
Total equity participation	167 033	165 418
OTHER ASSETS		
Fixed assets (Note L)	18 291	19 433
Miscellaneous	471	357
	18 762	19 790
TOTAL ASSETS	11 215 464	9 956 969

LIABILITIES & EQUITY	2004	2003
ACCOUNTS PAYABLE		
Accrued financial charges	110 189	68 316
Other accounts payable	621 659	105 747
	731 848	174 063
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED	1 112 704	-
AMOUNTS PAYABLE FOR CURRENCY SWAPS		
Currency swaps payable - Borrowings (Notes B & O)	320 359	253 640
Currency swaps payable - Investments (Notes B & I)	37 200	73 756
	357 559	327 396
BORROWINGS (Note O)	5 340 560	5 971 478
EQUITY		
Capital (Notes G, X & Y) (in shares of UA 10 000 each)		
Authorised	21 870 000	21 870 000
Less: Unsubscribed	(288 562)	(369 940)
Subscribed Capital	21 581 438	21 500 060
Less: Callable Capital	(19 375 804)	(19 335 814)
Paid-up Capital	2 205 634	2 164 246
Add: Amounts paid in advance	302	270
	2 205 936	2 164 516
Less: Amounts in arrears	(10 267)	(11 516)
	2 195 669	2 153 000
Cumulative Exchange Adjustment *on Subscriptions (Note G)*	(145 116)	(144 036)
	2 050 553	2 008 964
Reserves (Note F)		
General Reserve	1 865 292	1 862 520
Net income (Note F)	208 639	71 789
Cumulative Currency Translation Adjustment (Note B)	(451 691)	(459 241)
Total Reserves	1 622 240	1 475 068
Total Equity	3 672 793	3 484 032
TOTAL LIABILITIES & EQUITY	11 215 464	9 956 969

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UA thousands - Note B)

	2004	2003
OPERATIONAL INCOME & EXPENSES		
Income from loans		
Interest	190 781	203 324
Commitment charges	4 821	5 419
Statutory commission	2 028	2 001
Income from investments (Note I)	86 741	71 408
Total income from loans and investments	284 371	282 152
Borrowing expenses (Note O)		
Interest	(138 744)	(162 685)
Amortization of issuance costs	(2 288)	(2 451)
Provision for loan losses (Note J)	23 543	(6 877)
Net operational income	166 882	110 139
OTHER EXPENSES, net		
Administrative expenses (Note M)	98 891	109 323
Management fees (Note N)	(73 695)	(77 549)
	25 196	31 774
Other income	(8 376)	(822)
Depreciation	4 393	3 992
Loss on exchange	703	(3)
Total other expenses (net)	21 916	34 941
Operating income	144 966	75 198
Unrealized net gains on non-trading derivatives - IAS 39 adjustment (Notes B & O)	63 673	(3 410)
Net income	**208 639**	**71 788**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(UA thousands - Note B)

	2004	2003
Net Income	208 639	71 789
Other comprehensive income/(losses):		
Currency translation adjustment	18	(4 407)
Total other comprehensive income/(losses)	18	(4 407)
COMPREHENSIVE INCOME	208 657	67 382
Reserves at 1 January:		
General	1 979 932	1 919 473
Cumulative Currency Translation Adjustment (CCTA)	(451 709)	(454 835)
Total reserves at 1 January	1 528 223	1 464 638
Board of Governors-approved allocations/transfers:		
Post Conflict Countries Fund	(45 000)	-
Post Conflict Asssitance - DRC	(53 640)	(12 952)
African Development Fund	(10 000)	(25 000)
Heavily Indebted Poor Countries	(6 000)	(9 000)
Special Relief Fund	-	(10 000)
Total net Income allocation /transfers	(114 640)	(56 952)
Reserves at the end of the period	1 622 240	1 475 068
Reserves at the end of the period composed of:		
General	2 073 931	1 934 309
Cumulative Currency Translation Adjustment (CCTA)	(451 691)	(459 241)
Total reserves at the end of the period	1 622 240	1 475 068

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(UA thousands - Note B)

Cash flows from:

	2004	2003
Operating activities:		
Net income	208 638	89 390
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4 393	3 992
Provision for loan losses	(23 543)	-
Changes in unrealised gains on investments	(1 868)	-
Changes in accrued income on loans and investments	50 430	61 286
Derivative assets movement	(63 674)	12 048
Changes in accrued financial charges	19 940	(20 259)
Amortization of borrowing costs	2 288	2 451
Net cash provided by operating activities	196 605	148 908
Investing, lending and development activities:		
Disbursements on loans	(433 663)	(530 883)
Repayments of loans	941 429	858 530
Investments - Movement in HTM maturing after 3 months	(102 318)	(459 941)
Payment of allocation of net income	(59 640)	-
Changes in other assets	(1 812)	(3 097)
Changes in other receivables and payables	(6 887)	(57 770)
Equity participations - movement	(2 323)	(4 750)
Net cash used in lending and development activities	334 787	(197 911)
Financing activities:		
New issues	42 280	2 189 615
Repayments on borrowings	(430 319)	(528 954)
Net cash from currency swaps	(26 595)	(30 950)
Net cash from capital subscriptions	34 273	39 909
Net cash provided by financing activities	(380 361)	1 669 620
Effect of exchange rate changes on:		
Cash and investments and loan repayments	6 670	(68 263)
Loan repayments	-	-
Decrease in cash and investments	151 701	1 552 355
Cash and investments at beginning of the period	2 264 491	866 256
Cash and investments at the end of the period	**2 416 193**	**2 402 302**
Composed of:		
Investments - trading portifolio	3 366 318	2 251 086
Unrealized gains on trading portifolio	(24 297)	(21 622)
Swaps on investments - net	(16 060)	(19 604)
Investments - Held to maturity movement - maturing within 3 mo	115 710	41 958
Securities sold under agreements to repurchase and payable for cash collateral received	(1 112 704)	-
Cash	87 227	150 484
	2 416 193	**2 402 302**
Supplementary disclosure:		
Increase/(decrease) resulting from exchange rate fluctuations:		
Loans	13 416	(11 871)
Borrowings	(17 627)	(56 186)
Currency swaps	25 396	60 078

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Note A - Operations and Affiliated Organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund); which was established by the Bank and certain countries, and the Nigeria Trust Fund (NTF), which is a special fund administered by he ADB. Notably, each of the ADB, ADF, and NTF has separate assets and liabilities, and the ADB is not liable for their respective obligations. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

Note B - Summary of Significant Accounting Policies

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities held for trading and all derivative contracts.

The significant accounting policies employed by the Bank are summarized below.

Accounting for Derivatives

The Bank adopted the International Accounting Standard number 39 (IAS 39), "Financial Instruments Recognition and Measurement", on January 1, 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. Consequently, the Bank has elected not to define any qualifying hedging relationships, but rather marks all derivatives to fair value, with all changes in fair value recognized in income. The effects of the adoption of IAS 39 relates primarily to the derivatives in the borrowings portfolio. No adjustment is required to the investments portfolio held for trading, since those derivatives were already recorded at fair value.

Upon adoption of IAS 39, a transition adjustment was made directly to retained earnings. This transition adjustment represented primarily the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at January 1, 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

In December 2003 and March 2004 as part of its improvements to existing International Accounting Standards, the International Accounting Standards Board issued revised standards to eliminate redundancies and conflicts between existing standards including IAS 39. The revised standards are to be applied for fiscal years beginning on or after January 1, 2005. The Bank is currently examining the impact of these revisions on its financial statements.

Monetary Basis of Financial Statements

The financial statements are expressed in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Translation of Currencies

The Bank conducts its operations in numerous currencies. Income and expenses are converted to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into Units of Account at rates prevailing at the balance sheet dates. The translation difference relating to payments of capital subscriptions denominated at a fixed UA/USD exchange rate (see Note G) and received during the year is reported under Cumulative Exchange Adjustment on Subscriptions at the balance sheet date. All other translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment and also reported as part of "Other Comprehensive Income".

When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Loans

The Bank's loan portfolio comprises loans guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation.

The Bank places in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan are overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by six months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warrant such action. In addition, if loans made by African Development Fund (ADF) or the Nigeria Trust Fund (NTF) to a member country are placed in non-accrual status, all loans made to or guaranteed by that member country are also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance.

The Bank may experience delays in receiving loan repayments from certain borrowers. The Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio for the present value losses associated with such delays. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Arrears Clearance Operations

The Democratic Republic of Congo (DRC)

In connection with an internationally-coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors : a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there is no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. The Bank does not believe that any other borrowers with loans in non-accrual status currently meet these eligibility criteria.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank. The amount of income from the DRC consolidated loan included in the reported earnings is disclosed in Note J.

Assistance to Post Conflict Countries

The Bank has established a framework to assist post conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with contributions from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties that are interested in facilitating the process of re-engaging the post conflict countries in the development process and in assisting them to reach the HIPC decision point. Resources would be provided on a case-by-case basis to genuine post conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post Conflict Countries Fund (PCCF). Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

Equity Investments

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing flow of domestic and external resources to financially viable projects which also have significant economic merit.

The Bank's participation in the equity of any institution should not exceed twenty five per cent (25%) of the total equity capital of the institution. The Bank will therefore not seek a controlling interest in the companies in which it invests but will closely monitor its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten per cent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

There are no quoted market prices available for the Bank's equity investments. Consequently, equity investments are stated at cost less provision for losses on those investments for which there is a significant and lasting decline in value.

Fixed Assets

Land is stated at cost, including charges for reclamation. No depreciation is provided.

Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

Fixtures and fittings, furniture and equipment and motor vehicles are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Motor vehicles are depreciated over 5 years.

Borrowings

In the ordinary course of its business, the Bank borrows worldwide in the capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Due to the complex nature of these instruments, the separation of the embedded derivatives from the borrowing contract may result in subjective terms being assigned to the borrowing contract and may not reliably reflect the underlying economic substance of the Bank's borrowing activities. In compliance with IAS 39 and to provide more meaningful disclosure of the Bank's borrowing activities, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

Investments

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. All other investment securities are held in a trading portfolio and, due to their nature and the Bank's policies governing the level and use of such investments, they are classified as an element of liquidity in the Statement of Cash Flows. Held to maturity investments maturing within three months from the balance sheet date are also included in liquidity in the Statement of Cash Flows. Investments in the Trading Portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income.

The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. Securities sold under repurchase agreements were all outstanding as at end of the year. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Fair Value Disclosure

Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount reported in the Balance Sheet is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

Borrowings: The fair values of the Bank's borrowings are based on quoted market prices, where available or at par where market prices are not available.

Loans: ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of multiple currency fixed rate loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparative maturities. The estimated fair value of variable and floating rate loans as well as single currency fixed rate loans is considered to approximate carrying value.

Post Retirement benefits

The Bank maintains a defined benefit pension plan for its employees which provide benefit payments to participants upon retirement. Actuarial gains or losses that arise on post retirement benefits are recognized in the income statement in accordance with IAS19. At the beginning of the reporting period, the unrecognized net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the plan assets. Any excess is recognized in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

With effect from January 2003, the Bank revised its Staff Medical Benefit Plan to include the following elements: (a) medical coverage for staff members and retired staff members of the Bank as well as survivors of staff members and staff on disability pension together with their dependents; (b) staff members or retirees contribute a percentage of their salary or pension up to a defined upper limit toward the financing of the plan. The Bank also contributes twice the total staff contribution toward the medical plan, (c) establishment of a Medical Benefits Plan Board which oversees the management and activities of the benefit plan and a trust account to which contributions from the Bank, staff and retirees are deposited.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under Financial Reporting Standards, are excluded from net income. For the Bank, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserve.

Accounting Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans and borrowings, and in the determination of the accumulated provision for loan losses.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current period. These reclassifications did not have an income statement impact.

Note C – Exchange rates

The rates used for translating currencies into Units of Account at September 30, 2004, and 2003 are as follows:

		2004	2003
1 UA = SDR =	Algerian Dinar	106.064000	107.229000
	Angolan Kwanza	124.660000	116.241600
	Botswana Pula	6.966990	6.819800
	Brazilian Real	4.200450	4.198730
	Canadian Dollar	1.850200	1.930790
	Chinese Yuan	12.158300	11.834400
	CFA Franc	776.528000	804.912000
	Danish kroner	8.809410	9.111780
	Egyptian Pound	9.072590	8.468830
	Ethiopian Birr	12.623500	12.047500
	Euro	1.183810	1.227080
	Gambian Dalasi	39.053800	35.720000
	Ghanaian Cedi	13,210.700000	12,031.300000
	Guinean Franc	2,964.240000	2,805.070000
	Indian Rupee	67.785600	64.800000
	Japanese Yen	163.058000	158.993000
	Kenyan Shilling	116.923000	104.997000
	Korean Won	1,684.420000	1,644.550000
	Kuwaiti Dinar	0.432912	0.421046
	Libyan Dinar	1.932370	1.932670
	Mauritian Rupee	41.981900	40.789900
	Moroccan Dirham	13.224400	13.553200
	Nigerian Naira	193.298000	176.015000
	Norwegian Krone	9.874110	10.042400
	Pound Sterling	0.816653	0.854321
	Sao Tomé Dobra	14,360.100000	12,877.700000
	Saudi Arabian Riyal	5.508730	5.361730
	South African Rand	9.474990	9.901280
	Swedish Krona	10.804400	10.955800
	Swiss Franc	1.850200	1.880890
	Tunisian Dinar	1.853520	1.802850
	Ugandan Shilling	2,508.390000	2,777.580000
	US Dollar	1.468990	1.429790
	Zimbabwean Dollar	7,844.980000	1 173.510000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note D - Special Funds

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At September 30, 2004 and 2003, the following funds were held separately from those of the ordinary capital resources:

1. **The Nigeria Trust Fund** was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the Nigeria Trust Fund at September 30, 2004 and 2003 are summarized below:

(UA thousands)

	2004	2003
Contribution received	128 586	128 586
Funds generated (net)	342 381	349 281
Adjustment for translation of currencies	(105 168)	(94 713)
	365 799	383 154
Represented by:		
Due from banks	496	1 281
Investments	324 274	330 305
Interest & charges receivable on loans	122	366
Accrued interest on loans and investments	3 940	911
Other amounts receivable	22	375
Loans outstanding (net)	54 234	50 364
	383 088	383 602
Less Current liabilities	(17 289)	(448)
	365 799	**383 154**

2. **The Special Relief Fund (for African countries affected by drought)** was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at September 30, 2004 and 2003 follows:

(UA thousands)

	2004	2003
Fund balance	42 448	42 448
Funds generated	2 986	3 243
Funds allocated to SDA	1	1
Less Relief disbursed:	(37 755)	(31 758)
	7 680	13 934
Represented by:		
Due from Bank	774	1 311
Investments	8 597	12 614
Accrued interest on investments	11	9
	9 382	13 934
Lesss: Amount Payable	(1 702)	-
	7 680	13 934

At September 30, 2004, a total of UA 2.21 million (2003 : UA 4.72 million) had been committed but not yet disbursed under the Special Relief Fund.

3. **The Staff Retirement Plan (the Plan)**, a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of six months service without interruption of more than thirty days.

The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. The Plan is funded through employee and Bank contributions of 7 percent and 14 percent respectively, of pensionable remuneration. The pensionable remuneration is the basic salary grossed up by a tax factor. The tax factor is an average rate intended to compensate for any taxes that might be imposed on the participant's pension income. All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At June 30 2004, the bulk of the investments of the Plan were under external management and these were invested in indexed funds, with the objective of matching the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities.

In accordance with IAS 19, and based on actuarial valuations, the pension expense for 2004 and 2003 for the Bank, the African Development Fund and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

(UA million)

	2004	2003
Gross current service cost	14.02	13.95
Interest cost	8.22	7.56
Expected return on plan assets	(7.61)	(6.22)
Net actuarial (gain)/loss recognized in the year	1.97	3.15
Gross pension cost	16.60	18.44
Less estimated employee contributions	(4.14)	(3.80)
Pension expense for the year	12.46	14.64

The pension expense recorded for the first nine months of 2004 for the Bank Group amounted to UA 9.26 million (2003: UA 10.13 million).

There were no unrecognised past service costs at September 30, 2004. Assumptions used in the latest available actuarial valuations (December 2003) and 2002 were as follows:

In percent

	2003	2002
Discount rate	5.25	5.25
Expected return on plan assets	6.00	6.00
Rate of salary increase	3.50	4.00
Future pension increase	2.50	2.50

Note E - Trust Funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies which are translated into Units of Account at exchange rates prevailing at the end of the year.

1. **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

2. **The Arab Oil Fund** (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At September 30, 2004, a total of US$ 13.45 million (2003: US$ 13.45 million) had been so repaid.

3. **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at September 30, 2004 and 2003 are summarized below:

(UA thousands)

		2004	2003
A)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	187	166
		339	318
	Less: Prize Awarded	(13)	(13)
	Gift	(25)	(25)
		301	280
	Represented by:		
	Short-term deposits	286	266
	Due from banks	13	13
	Accrued Interest	2	1
		301	280
B)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	681	843
	Represented by:		
	Loans Disbursed net of repayments	681	843
C)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	21 431	22 019
	Funds Generated	5 097	5 188
		26 528	27 207
	Relief Granted	(22 389)	(22 003)
		4 139	4 204
	Represented by:		
	Due from banks	181	145
	Investments	3 955	4 057
	Accrued Interest	3	2
		4 139	4 204
	Total Resources & Assets of Trust Funds	**5 121**	**5 327**

Note F - Reserves and Net Income Allocations

The total reserves of the Bank comprise General Reserves, net income for the current period and translation gains or losses. The General Reserve represents retained earnings, after allocations of net income by the Board of Governors. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on January, 2001. On May 25, 2004, the Board of Governors of the Bank approved certain allocations of the Bank's net income for 2003. Such allocations are summarized in the Statement of Comprehensive Income and Changes in Reserves.

At September 30, 2004, the total reserves of the Bank included UA 8.61 million representing income recognized on the restructured loans to the Democratic Republic of Congo (DRC) but not yet formally allocated to the DRC special account. Under Article 42 of the Agreement establishing the Bank, the authority for the allocation or distribution of the net income or part thereof of the Bank is vested in the Board of Governors.

Note G - Capital Stock

The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid up and callable shares in proportion of six percent (6 %) paid up and ninety four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid up shares and 89.19 percent callable shares.

The subscribed capital increased from UA 21.50 billion as at September 30, 2003 to UA 21.58 billion at September 30 2004.

Total unsubscribed shares at September 30, 2004 amounted to UA 288.56 million, comprising UA 146.25 million for shares to be issued upon payment of future cash instalments, UA 103.48 million for shares available for reallocation, and UA 38.83 million representing the balance shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable and UA 5.99 million paid-up shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. During the year 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Exchange differences also arise when subscriptions are translated at exchange rates prevailing at the balance sheet date. Such conversion differences are debited or credited to the Cumulative Exchange Adjustment on Subscriptions.

At September 30, 2004 and 2003, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

(UA thousands)

	2004	**2003**
Balance at 1 January	145 330	141 991
Net conversion losses on new subscriptions	(214)	2 045
Balance at September 30	**145 116**	**144 036**

Note H - Non-negotiable Instruments

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

a) Five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

b) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in instalments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

a) Regional members – 50 percent in five equal annual instalments in cash in freely convertible currency or freely convertible currencies selected by the member State, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual instalments commencing on the fifth anniversary of the first subscription payment date.

b) Non-regional members - five equal annual instalments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under GCI-V, there is no distinction in payment arrangements between regional and non regional-members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual instalments. The first instalments shall be paid in cash and in a freely convertible currency. The second to the eighth instalments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Note I - Investments

As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For Government and agency obligations, the Bank may only invest in obligations with a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A. Over-the counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparts with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counter parties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

Income from investments comprised interest income of UA 84.38 million (2003: UA 69.15 million) and net realized and unrealized gain on investments of UA 2.36 million (2003: gain of UA 2.26 million).

Realized and unrealized gains on investments as at September 30, 2004 is made up as follows:

(UA thousands)	
Realized and unrealized gains	5 986
Realized and unrealized loss	(3 628)
Net gain	**2 357**

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability management guidelines. At September 30, 2004, UA 177.17 million (2003: UA 172.72 million) of government and other obligations were under external management.

Securities sold under re-purchase agreements with a market value of UA 1 112.70 million were outstanding at September 30, 2004. These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

Summary of the Bank's trading investments at September 30, 2004 and 2003 follows:

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Time Deposits										
Carrying Value	687.10	382.42	815.98	349.47	72.68	6.55	44.61	165.35	1 620.37	903.79
Average Balance During the period	542.53	261.63	929.36	216.16	247.32	11.28	89.80	3.53	1 809.01	492.60
Average Yield (%)	1.19	1.01	2.07	2.26	4.01	3.51	2.25	1.75	2.08	1.62
Average Maturity (year)	0.05	0.07	0.03	0.07	0.05	0.03	0.22	0.13	0.05	0.08
Asset Backed Securities										
Carrying Value	388.01	300.39	184.29	159.55	-	-	-	-	572.30	459.94
Average Balance During the period	306.37	205.51	209.89	98.69	-	-	-	-	516.26	304.20
Average Yield (%)	2.38	2.34	2.23	2.86	-	-	-	-	2.32	2.51
Average Maturity (year)	6.05	9.21	9.78	11.24	-	-	-	-	7.51	10.05
Government Agency and Agency Obligations										
Carrying Value	62.72	120.16	91.70	129.42	-	-	10.18	-	164.60	249.58
Average Balance During the period	49.52	82.21	104.44	80.05	-	-	20.50	-	174.46	162.26
Average Yield (%)	2.15	3.21	2.33	3.47	-	-	3.10	-	2.37	3.34
Average Maturity (year)	1.14	3.97	1.04	2.52	-	-	1.54	-	1.11	3.26
Corporate Bonds										
Carrying Value	357.44	254.28	581.65	349.09	-	5.99	69.96	28.42	1 009.05	637.78
Average Balance During the period	282.23	173.96	662.47	215.92	-	10.31	140.88	85.49	1 085.58	485.68
Average Yield (%)	2.32	2.31	2.08	2.70	-	3.23	1.58	0.03	2.08	2.10
Average Maturity (year)	1.98	2.44	1.26	1.90	-	1.63	1.54	1.80	1.55	2.12
Total investments										
Carrying Value	**1 495.27**	**1 057.25**	**1 673.62**	**987.53**	**72.68**	**12.54**	**124.75**	**193.77**	**3 366.32**	**2 251.09**
Average Balance During the period	1 180.65	723.31	1 906.16	610.82	247.32	21.59	251.18	89.02	3 585.31	1 444.74
Average Yield (%)	1.81	2.31	2.10	2.67	4.01	3.38	1.94	0.10	1.97	2.13
Swaps (Net)										
Currency Swaps - balances	**18.24**	**15.61**	**(33.96)**	**(54.67)**	**-**	**1.00**	**(0.34)**	**18.45**	**(16.06)**	**(19.61)**
Average Balance During the period	14.86	10.68	(38.67)	(33.82)	-	1.73	(0.69)	(0.97)	(24.50)	(22.38)
Average Yield (%)	0.50	1.12	8.00	1.90	-	20.00	1.45	1.19	12.01	0.97
Average Maturity (year)	1.07	1.87	1.63	2.23	-	(0.03)	1.37	2.16	2.26	2.31
The investments swaps on a counter-party basis are:										
Assets									21.14	54.15
Liabilities									(37.20)	(73.76)
									(16.06)	**(19.61)**
Repos										
Currency Swaps - balances	**(234.57)**	**-**	**(807.63)**	**-**	**(70.35)**	**-**	**-**	**-**	(1 112.55)	-
Average Balance During the period	(185.21)	-	(919.85)	-	(239.39)	-	-	-	(1 344.45)	-
Average Yield (%)	2.13	-	2.95	-	2.17	-	-	-	2.70	-
Average Maturity (year)	0.03	-	0.02	-	0.02	-	-	-	0.02	-

Summary of the Bank's investments held to maturity at September 30, 2004 and 2003 follows:

(UA Millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Time Deposits										
Carrying Value	4.25	7.91	5.27	0.13	21.80	1.79	-	-	31.32	9.83
Average Balance During the period	4.15	7.28	5.26	0.11	22.09	1.70	-	-	31.50	9.09
Average Yield (%)	1.30	1.22	2.30	3.02	4.23	2.00	-	-	3.52	1.39
Average Maturity (year)	0.02	0.04	0.01	0.04	0.01	0.02	-	-	0.01	0.02
Asset Backed Securities										
Carrying Value	13.60	-	62.03	55.64	-	-	-	-	75.63	55.64
Average Balance During the period	13.30	-	61.89	45.33	-	-	-	-	75.19	45.33
Average Yield (%)	4.20	-	4.14	4.52	-	-	-	-	4.15	4.52
Average Maturity (year)	5.25	-	5.71	4.60	-	-	-	-	5.63	4.60
Government Agency and Agency Obligations										
Carrying Value	491.87	441.51	317.00	360.91	234.13	243.24	145.09	41.35	1 188.09	1 087.01
Average Balance During the period	481.00	406.46	316.31	294.01	237.27	231.48	140.76	40.28	1 175.33	972.23
Average Yield (%)	4.15	4.51	4.32	4.31	4.68	4.92	0.45	0.90	3.86	4.40
Average Maturity (year)	5.53	5.31	4.12	4.16	4.52	4.52	5.41	6.51	4.94	4.80
Corporate Bonds and other										
Carrying Value	277.73	180.93	276.67	198.32	132.91	94.54	17.30	40.91	704.61	514.70
Average Balance During the period	271.60	166.56	276.06	161.56	134.69	89.96	16.78	39.83	699.13	457.91
Average Yield (%)	4.89	4.70	3.50	4.32	5.17	5.00	1.15	0.68	4.30	4.28
Average Maturity (year)	4.92	5.17	3.12	3.80	4.81	4.93	4.63	7.08	4.19	4.75
Total investments										
Carrying Value	**787.45**	**630.35**	**660.97**	**615.00**	**388.84**	**339.57**	**162.39**	**82.26**	**1 999.64**	**1 667.18**
Average Balance During the year	770.05	580.30	659.52	501.01	394.05	323.14	157.54	80.11	1 981.15	1 484.56
Average Yield (%)	4.39	4.52	3.82	4.33	4.82	4.92	0.52	0.79	4.02	4.34

The maturity of held to maturity investments as at September 30, 2004 were as follows:

October 1, 2004 to December 31, 2004	116.47
January 1, 2005 to December 31, 2005	155.40
January 1, 2006 to December 31, 2006	179.01
January 1, 2007 to December 31, 2007	204.92
January 1, 2008 to December 31, 2008	218.69
January 1, 2009 to December 31, 2009	281.04
January 1, 2010 to December 31, 2010	317.60
January 1, 2011 to December 31, 2011	315.23
January 1, 2012 to December 31, 2012	102.30
January 1, 2013 to December 31, 2013	95.36
January 1, 2014 to December 31, 2014	13.62
	1 999.64

Note J - Loans

The Bank's loan portfolio includes the following:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. The estimated fair value of these loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparable maturities.

Multi-Currency Variable Rate Loans: Effective from July 1, 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value of variable rate loans is considered to approximate carrying value.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on 1 October 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium to long term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value of single currency variable rate loans is considered to approximate carrying value.

Single Currency Floating Rate Loan: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to six-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value of single currency floating rate loans is considered to approximate carrying value.

Single Currency Fixed Rate Loan: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

Conversion of Multi-currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

The Private Sector Loans : These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

Fair Value

Loans are expressed in Units of Account, but repaid in the currencies disbursed.

At September 30, 2004 and 2003, the carrying and estimated fair values of loans were as follows:

(UA thousands)

	2004		2003	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Public Sector – Variable rate loans	2 958 135	2 958 135	3 543 545	3 543 545
Fixed rate loans	1 816 390	1 644 900	1 898 820	2 196 874
Private sector – Variable rate loans	257 500	257 500	43 059	43 059
Fixed rate loans	59 020	59 020	157 794	157 794
	5 091 045	4 919 555	5 908 545	5 941 272
Accumulated loan loss provision	(445 732)	(445 732)	(497 992)	(497 992)
	4 645 313	4 473 823	5 145 226	5 443 280

Loan Loss Provision

The movements in the accumulated provision for loan losses for the nine months ended 30 September 2004 and 2003 were as follows:

(UA thousands)

	2004	2003
Balance at January 1	469 090	491 720
Provision for loan losses - Public sector	(27 391)	-
Provision for loan losses - Private sector	3 847	6 877
Translation effects	186	(605)
Balance at September 30	445 732	497 992

During the nine months ended September 30, 2004, provision on private sector loans of UA 3.85 million (2003: UA 6.88 million) were made. The accumulated provisions on private sector loans at September 30, 2004 amounted to UA 23.67 million (2003: UA 18.91 million).

Interest rates charged on loans outstanding ranged from 2 percent per annum to 10 percent per annum. At September 30, 2004, loans made to or guaranteed by certain member countries and private sector loans, with an aggregate principal balance of UA 1 183.02 million (2003: UA 1 193.27 million), of which UA 323.12 million (2003: UA 277.25 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the nine months ended September 30, 2004 would have been higher by UA 64.79 million (2003: UA 92.13 million). The cumulative non-accrued income on loans at September 30, 2004 was UA 813.66 million (2003: UA 712.34 million).

Effective July 1, 2002, the outstanding balance and accumulated arrears on interest and charges to the Democratic Republic of Congo (DRC) were restructured into two new consolidated loans. The disbursed and outstanding balance were consolidated into loan "A", while the accumulated arrears on interest and charges were consolidated into a loan "B". Whilst the consolidation of the interest previously due (loan B) had resulted in an increase of UA 361.19 million in receivables outstanding and contractually due from the DRC, the balance sheet exposure to the DRC (loan A) remained unchanged, due to the deferral of the recognition of such interest and charges which were in non accrual status prior to the restructuring (loan B). The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years, which includes a 2-year grace period. The previous loans had final maturities extending to 2010. Although the consolidated DRC loans are contractually current, they remain in non-accrual status, to allow for a period of satisfactory performance. As at September 30, 2004, the balances outstanding on loans 'A' and 'B' were UA 346.68 million and UA 419.52 million, respectively. Income for the nine months ended September 30, 2004 includes UA 8.61 million (2003: UA Nil million) recognized on a cash-basis on the DRC consolidated loan.

Guarantee

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At September 30, 2004, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 14.81 million (2003: UA 17.58 million).

Also, the Bank has provided guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal of UA 3.58 million at September 30, 2004, representing the maximum potential risk if the payments guaranteed for the entity are not made, was not included in reported loan balance.

In addition to the swaps on borrowings disclosed in Note "O"; the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

At September 30, 2004 and 2003 the carrying values and fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

(UA thousands)

	2004		2003	
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Interest Rate Swaps	720 178	(20 804)	361 187	(28 471)

Heavily Indebted Poor Countries (HIPCs) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80% of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40% of total debt relief is provided whenever possible, within a 15-year horizon. At September 30, 2004, the Board of Directors had approved relief for 16 ADB borrowing countries, of which 7 had reached the completion point. During the nine months ended September 30, 2004, debt relief of UA 61.71 million (2003 UA 64.92 million) was received on behalf of the ADB borrowing countries.

Maturity and Currency Composition of Outstanding Loans

Maturity Distribution as at September 30, 2004
(UA millions)

	Fixed Rate	Floating Rate	Variable Rate	Total
October 1, 2004 to 31 December 2004	206.93	12.91	177.33	397.17
January 1, 2005 to 31 December 2005	171.94	129.61	207.24	508.79
January 1, 2006 to 31 December 2006	176.91	137.25	196.60	510.76
January 1, 2007 to 31 December 2007	181.58	145.82	190.11	517.51
January 1, 2008 to 31 December 2008	166.31	149.71	185.03	501.05
January 1, 2009 to 31 December 2012	312.04	511.90	616.04	1,439.98
January 1, 2013 to 31 December 2016	166.24	322.24	110.84	599.32
January 1, 2017 to 31 December 2020	455.17	120.68	0.18	576.03
January 1, 2021 to 31 December 2023	38.29	2.15	0.00	40.44
	1,875.41	1,532.27	1,683.37	5,091.05

Currency Composition and type of loans as at September 30, 2004 and 2003
(Amounts in UA millions)

			2004		2003	
			Amount	%	Amount	%
Fixed Rate	Multi Currency	Euro	146.53		171.75	
		Japanese Yen	257.08		341.10	
		Swiss Francs	47.57		61.30	
		Pound Sterling	1.20		1.64	
		US Dollars	292.09		454.43	
		Others	11.51		16.40	
			755.98	14.85	1,046.62	18.55
	Single Currency	Euro	673.33		393.63	
		Japanese Yen	152.33		156.23	
		Swiss Francs	54.49		53.60	
		Pound Sterling	2.40		2.29	
		US Dollars	224.75		234.81	
		South African Rand	11.84		11.33	
		Others	0.32		0.31	
			1,119.46	21.99	852.20	15.10
Floating Rate	Single Currency	Euro	572.55		574.88	
		South African Rand	2.31		68.05	
		US Dollars	810.74		737.70	
		Others	146.66		-	
			1,532.26	30.10	1,380.63	24.47
Variable Rate	Multi Currency	Euro	224.02		270.68	
		Japanese Yen	63.99		99.06	
		Swiss Francs	1.60		3.15	
		US Dollars	218.66		271.62	
		Others	0.44		0.54	
			508.71	9.99	645.05	11.43
	Single Currency Converted	Euro	482.02		571.08	
		Japanese Yen	243.74		346.80	
		Swiss Francs	18.88		19.81	
		US Dollars	429.95		780.96	
		Others	0.05		0.07	
			1,174.64	23.07	1,718.72	30.46
			5,091.05	100.00	5,643.22	100.00

Summary of Currency Composition of Loans at September 30, 2004 and 2003
(Amounts in UA millions)

	2004		2003	
	Amount	%	Amount	%
Euro	2,098.44	41.22	1,982.02	35.12
Japanese Yen	719.45	14.13	943.19	16.71
Swiss Francs	122.53	2.41	137.86	2.44
Pound Sterling	3.60	0.07	3.93	0.07
US Dollars	1,976.06	38.81	2,479.52	43.94
South African Rand	158.50	3.11	79.38	1.41
Others	12.47	0.24	17.32	0.31
	5,091.05	100.00	5,643.22	100.00

The distribution of outstanding loans at September 30, 2004 and 2003 by sector was as follows:

(Amounts in UA million)

	2004		2003	
	Amount	%	Amount	%
Finance	1,095.91	21.53	968.39	17.16
Multi-Sector	1,178.85	23.16	1539.79	27.29
Communications	176.31	3.46	185.58	3.29
Power	395.03	7.76	363.13	6.43
Social	167.44	3.29	199.35	3.53
Transport	674.40	13.25	759.87	13.47
Agriculture & Rural Development	662.65	13.02	837.89	14.85
Urban Development	0.05	0.00	0	0.00
Industry, Mining and Quarrying	377.64	7.42	375.54	6.65
Water supply and Sanitation	362.77	7.13	413.68	7.34
	5,091.05	100.00	5,643.22	100.00

Note K -Equity Participations

The Bank's participation in the equity of African Development Fund and other institutions were as follows:

African Development Fund

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12 member Board of Directors, made up of six (6) members selected by the African Development Bank and six (6) members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in ADF and the President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays management fee. Management fee paid by the Fund to the Bank is calculated annually on the basis of a cost sharing formula, approved by the Board, which is driven in large part by the number of programs and projects executed during the year. Based on the cost sharing formula, management fees incurred by ADF for the nine months ended September 30, 2004 amounted to UA 72.62 million, representing 70.36 percent of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank. As at September 30, 2004, the Bank's subscriptions to ADF amounted to UA 111.74 million.

Other Equity Participations

As at September 30, 2004 and 2003, the cost and carrying values of the Bank's equity participation in other institutions (including private sector equity participations) were as follows:

Institutions	Year Established	Callable Capital	Carrying Value 2004	Carrying Value 2003
Regional Development Banks :				
BDEAC	1975	2 332	1 545	1 491
East African Development Bank	1967		5 000	5 000
P. T. A. Bank	1985	10 000	5 000	5 000
Afreximbank	1993	10 491	6 807	6 994
BOAD	1973	1 944	644	622
BDEGL	1980		1 946	1 946
		24 767	20 942	21 053
Other :				
AIG Africa Infrastructure Fund	1999	18 519	18 721	14 344
K-REP Bank Limited	1997		647	722
South Africa Infrastructure Fund	1996	1 605	9 699	9 033
Acacia Fund Limited	1996		679	928
Zimbabwe Development Bank	1984		1	-
Msele Nedventure Limited	1995		1 266	1 212
Zambia Venture Capital Fund	1996		1 098	1 399
Indian Ocean Regional Fund Limited	1999	789	1 244	1 278
Meridien BIAO SA	1991		5 106	5 247
Africa - Re	1977		5 930	699
Shelter Afrique	1982		3 404	3 498
Development Bank of Zambia *	1974		0	0
National Development Bank of Sierra Leone *			0	0
		20 913	47 795	38 360
		45 680	68 737	59 413
Less: Accumulated provision for equity losses		-	(13 445)	(16 505)
Amount net		45 680	**55 292**	**42 908**

* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

The Bank performs periodic reviews of its equity investments in order to create specific provisions for those equity investments for which there is a significant and lasting decline in value.

An analysis of the movement in accumulated provision for loss on equity participation is as follows:

(UA thousands)	2004	2003
Balance at January 1	17 879	17 969
Provision for the period	(4 523)	-
Translation Adjustment	(89)	(1 464)
Balance at September 30	13 445	16 505

Note L - Fixed Assets

(UA thousands)

	2004			2003
	Acquisition Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	141	-	141	141
Building and improvements	22 756	(21 051)	1 705	1 253
Furniture, fixtures and fittings	6 121	(3 631)	2 490	502
Equipment and motor vehicles	48 966	(35 011)	13 955	15 003
TOTAL	77 984	(59 693)	18 291	16 899

Note M –Administrative Expenses

Administrative expenses were as follows:

(UA thousands)	2004	2003
Personnel expenses	80 331	86 334
Other general expenses	18 560	22 989
TOTAL	98 891	109 323

The average number of staff (including short term staff) included in personnel expenses for the nine months was 1047.

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. These transactions were entered into with a zero lock in cost. The nominal value of the forward transactions as at September 30, 2004 amounted to UA 67.00 million with an unfavourable market value of UA 0.29 million.

Note N -Management Fees

Management fees, representing allocations of common administrative expenses to the African Development Fund and the Nigeria Trust Fund based on a predetermined formula, are summarized below:

(UA thousands)

	2004	2003
African Development Fund (ADF)	72 620	76 463
Nigeria Trust Fund (NTF)	1 075	1 086
TOTAL	73 695	77 549

Note O - Borrowings

The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long and medium term borrowings, the Bank also undertakes short term borrowing for cash and liquidity management purposes only.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The Bank has a potential risk of loss if the swap counterpart fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparts eligible under the Bank's Assets and Liability Management guidelines, which include requirement that the counterparts have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

At September 30, 2004, borrowings with embedded callable options amounted to UA 470.06 million (2003: UA 485.63 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At September 30, 2004, total borrowing amounted to UA 5 340.56 million comprising of senior debt and subordinated debt amounting to UA 4 617.68 million and UA 722.88 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8 534.92 million was 54.10 per cent. Also at September 30, 2004 the ratio of total outstanding borrowings to the total callable capital of UA 19 375.80 million was 27.56 per cent.

A summary of the Bank's borrowings portfolio at September 30, 2004 and 2003 follows:

Borrowings and Swaps at September 30, 2004

(Amounts in UA millions)

		Direct Borrowings			**Currency Swap Agreements (a)**			**Interest Rate Swaps**			**Net Currency Obligations**		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro (c)	Fixed	257.56	6.50	2.0	144.15	8.71	14.9	197.94	5.17	3.6	599.65	6.59	5.6
		-	-	-	-	-	-	(257.55)	6.50	3.7	(257.55)	6.50	3.7
	Adjustable	64.39	3.20	2.6	1 932.50	2.11	7.2	321.95	5.64	2.2	2 318.84	2.63	6.4
		-	-	-	(129.62)	1.95	7.4	(262.33)	2.74	3.4	(391.95)	2.48	4.7
Sterling	Fixed	61.22	11.13	5.3	-	-	-	-	-	-	61.22	11.13	5.3
		-	-	-	(61.22)	9.21	5.3	(61.22)	11.13	5.3	(122.44)	10.17	5.3
	Adjustable	-	-	-	-	-	-	61.22	9.21	5.3	61.22	9.21	5.3
		-	-	-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1 068.38	2.95	6.2	-	-	-	245.31	4.64	4.0	1 313.69	3.27	5.8
		-	-	-	(311.54)	2.55	8.6	(788.42)	2.54	4.6	(1 099.96)	2.54	5.7
	Adjustable	869.02	2.47	10.3	-	-	-	856.49	0.06	4.7	1 725.51	1.27	7.5
		-	-	-	(1 151.70)	2.00	12.0	(313.38)	0.60	4.6	(1 465.08)	1.70	10.4
US Dollars	Fixed	2 316.68	4.00	8.1	-	-	-				2 316.68	4.00	8.1
		-	-	-	(374.41)	5.66	6.8	(1 232.05)	3.31	6.1	(1 606.46)	3.86	6.2
	Adjustable	13.61	1.60	14.92	1 126.73	1.98	12.3	1 232.05	2.03	5.7	2 372.39	2.00	8.9
		-	-	-	(632.22)	1.98	6.5	-	-	-	(632.22)	1.98	6.5
Others	Fixed	810.27	1.75	7.7	12.53	1.89	7.7	162.14	0.76	4.0	984.94	1.59	7.1
		-	-	-	(633.33)	1.63	8.7	(172.70)	2.26	3.4	(806.03)	1.76	7.6
	Adjustable	-	-	-	181.69	7.95	8.0	10.55	10.96	0.1	192.24	8.12	7.6
		-	-	-	-	-	-	-	-	-	-	-	-
Total	Fixed	4 514.11	3.59	7.2	156.68	8.16	14.4	605.39	3.77	3.9	5 276.18	3.74	7.0
		-	-	-	(1 380.50)	3.27	8.0	(2 511.94)	3.51	5.1	(3 892.44)	3.43	6.2
	Adjustable	947.02	2.51	9.8	3 240.92	2.39	9.0	2 482.26	2.03	4.9	6 670.20	2.28	7.6
		-	-	-	(1 913.54)	1.99	9.9	(575.71)	1.58	4.0	(2 489.25)	1.89	8.5
Principal at face value		5 461.13	3.40	7.6	103.56			-			5 564.69	3.03	
Net unamortized premium		(20.63)			-			-			(20.63)		
		5 440.50			103.56			-			5 544.06		
IAS 39 Adjustment		(99.94)			28.04 (d)			(40.60) (d)			(112.50)		
Total		**5 340.56**	**3.40**	**7.6**	**131.60**			**(40.60)**			**5 431.56**	**3.03**	

Supplementary disclosure (direct borrowings):

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at September 30, 2004.
c. The Euro is an aggregation of all currency denominations in the European Monetary Union.
d. The net of UA 12.56 million is included in swaps receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at September 30, 2003

(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro (c)	Fixed	248.48	6.50	3.0	139.07	1.62	15.9	190.96	5.16	4.8	578.51	4.88	6.7
		-	-	-	-	-	-	(248.48)	6.50	4.8	(248.48)	6.50	4.8
	Adjustable	62.12	3.77	3.6	1 889.44	1.05	11.5	310.59	3.92	3.3	2 262.15	1.52	10.2
		-	-	-	(39.48)	4.14	3.6	(253.08)	2.86	4.5	(292.56)	3.03	4.4
Sterling	Fixed	58.53	11.13	6.3	-	-	-	-	-	-	58.53	11.13	6.3
		-	-	-	(58.53)	9.67	6.3	(58.53)	11.13	6.3	(117.06)	10.40	6.3
	Adjustable	-	-	-	-	-	-	58.53	11.07	6.3	58.53	11.07	6.3
		-	-	-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1 158.59	2.38	7.1	-	-	-	251.58	4.64	4.6	1 410.17	2.78	6.7
		-	-	-	(319.51)	0.43	9.7	(808.57)	1.05	5.4	(1 128.08)	0.87	6.6
	Adjustable	902.55	2.60	10.6	-	-	-	878.40	(0.02)	7.4	1 780.95	1.31	9.0
		-	-	-	(1 098.12)	1.20	10.6	(321.40)	0.80	8.3	(1 419.52)	1.11	10.1
US Dollars	Fixed	2 772.59	3.96	7.9	-	-	-				2 772.59	3.96	7.9
		-	-	-	(433.63)	2.62	6.0	(1 179.13)	0.25	6.1	(1 612.76)	0.89	6.1
	Adjustable	6.99	1.84	0.4	1 138.08	0.46	15.1	1 179.13	1.70	1.1	2 324.20	1.09	8.0
		-	-	-	(698.03)	0.56	5.3	-	-	-	(698.03)	0.56	5.3
Others	Fixed	872.70	1.27	8.4	52.20	2.77	0.7	159.50	2.48	4.5	1 084.40	1.52	7.5
		-	-	-	(698.73)	1.71	9.2	(169.60)	2.24	4.3	(868.33)	1.81	8.2
	Adjustable	-	-	-	172.23	1.46	4.5	10.10	5.33	1.1	182.33	1.67	4.3
		-	-	-	-	-	-	-	-	-	-	-	-
Total	Fixed	5 110.89	3.35	7.6	191.27	1.93	11.8	602.04	4.23	4.6	5 904.20	3.39	7.4
		-	-	-	(1 510.40)	2.01	8.0	(2 464.31)	1.54	5.6	(3 974.71)	1.72	6.5
	Adjustable	971.66	2.67	10.1	3 199.75	0.86	12.4	2 436.75	1.60	3.8	6 608.16	1.40	8.9
		-	-	-	(1 835.63)	1.02	8.4	(574.48)	1.71	6.6	(2 410.11)	1.18	8.0
Principal at face value		6 082.55	3.24	8.0	44.99			-			6 127.54	3.20	
Net unamortized premium		(24.07)			-			-			(24.07)		
		6 058.48			44.99			-			6 103.47		
IAS 39 Adjustment		(87.00)			7.71 (d)			(27.51) (d)			(106.80)		
Total		5 971.48	3.24	8.0	52.70			(27.51)			5 996.67	3.20	

Supplementary disclosure (direct borrowings):

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at September 30, 2003.

c. The Euro is an aggregation of all currency denominations in the European Monetary Union.

d. The total of UA 19.80 million is included in swaps receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The fair value of interest rate swaps on borrowings is included in the Balance Sheet under Accounts Receivable.

The maturity structure of outstanding borrowings as at September 30, 2004 is as follows:

(UA millions)

Periods	Ordinary	Callable	Total
1 October 2004 to 31 December 2004	148.85	3.07	151.92
1 January 2005 to 31 December 2005	340.59	357.89	699.48
1 January 2006 to 31 December 2006	257.77	98.12	355.89
1 January 2007 to 31 December 2007	301.64	9.12	310.84
1 January 2008 to 31 December 2008	1 032.19	-	1 032.19
1 January 2009 to 31 December 2013	877.27	-	877.27
1 January 2014 to 31 December 2018	1 226.15	-	1 226.15
1 January 2019 to 31 December 2023	710.06	-	710.06
1 January 2024 to 31 December 2028	66.51	-	66.51
1 January 2029 to 31 December 2034	31.90	31.90	31.90
Subtotal	**4 992.93**	**468.20**	**5 461.13**
Net unamortized premium	(20.63)	-	(20.63)
IAS 39 adjustment	(101.80)	1.86	(99.94)
TOTAL	**4 870.50**	**470.06**	**5 340.56**

Unrealized net gains on non-trading derivatives

Unrealized net gains on non-trading derivatives included in income and expenses for the period ended September 30, 2004 and 2003 are as follows:

(UA thousands)

	2004	2003
Interest Rate swaps on borrowings	11 436	(13 375)
Cross currency swaps on borrowings	19 974	(84 194)
Borrowings with embedded derivatives	34 275	91 319
Interest rate swaps on loans	(1 551)	(1 654)
Embedded derivative stripped off borrowings	(4 091)	-
Hedging of net swap positions	3 630	4 493
TOTAL	**63 673**	**(3 410)**

Borrowing expenses for the period ending September 30, 2004 comprised the following:

(UA thousands)

Charges to bond issuers	182 394.00
Charges to Swap counter parties	119 805.00
Charges receivable from swap counter parties	(163 455.00)
	138 744.00
Amortization of issuance costs	2 288.00
Borrowing expenses to September 30, 2004	**141 032.00**

Note P – Net currency Position at September 30, 2004

(UA thousands)

	Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets								
Due from Bank	6992	35940	38 438	765	5 092	87 227	-	87 227
Demand obligations	-	-	-		3 800	3 800		3 800
Investments - Trading (a)	831 245	1 279 030	27 224	2 335	97 720	2 237 554		2 237 554
Investments - Held to Maturity	660970	787450	162 390	388 830	-	1 999 640		1 999 640
Non negotiable Instruments on account of capital	1912	23870			-	25 782	9 491	35 273
Accounts receivable	418281	94101	19 887	19 655	18 868	570 792	70 816	641 608
Loans	1914832	1798757	655 857	3 278	272 582	4 645 306	7	4 645 313
Equity participation	0	37678			9 114	46 792	120 241	167 033
Other assets	276	132	-		(524)	(116)	18 878	18 762
	3834508	4056958	903 796	414 863	406 652	9 616 777	219 433	9 836 210
Liabilities and Equity								
Accounts payable	(348 438)	(250 853)	(19 216)	6 396	(26 022)	(638 133)	(93 715)	(731 848)
Borrowings	(321 379)	(2 315 386)	(1 935 300)	(58 165)	(810 272)	(5 440 502)	99 942	(5 340 560)
	(669 817)	(2 566 239)	(1 954 516)	(51 769)	(836 294)	(6 078 635)	6 227	(6 072 408)
Currency swaps on borrowings ar (b)	(1 947 041)	(120 104)	1 463 243	50 000	450 337	(103 565)	12 556	(91 009)
Currency position as at September 30, 2004	1 217 650	1 370 615	412 523	413 094	20 695	3 434 577	238 216	3 672 793
% of sub-total	35,45	39,91	12,01	12,03	0,60	100,00	-	100,00
SDR Composition as at September 30, 2004	35,30	39,34	13,21	12,15	-	100,00		100,00

(a) Investments held for trading is made up as follows:

Amount per bal Investments held for trading net of repos	3 366 318
Currency Swaps receivable	21 140
Currency Swaps payable	(37 200)
Repos	(1 112 704)
Amount per statement of net currency position	2 237 554

(b) Currency Swaps on borrowings is made up as follows:

Amount per bal Currency Swaps receivable	320 359
Currency Swaps payable	(229 350)
Net Swaps on borrowings per statement of net currency positio	91 009

Note Q – Liquidity Position

The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. As an operational guideline, the OLL is computed as the prudential minimum level of liquidity (PML) plus 50% of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

(UA thousands)

	Up to and including 1 year	Over 1 year and up to and including 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Maturity undefined	Total
Assets							
Due from Bank	87 227	-	-	-		-	87 227
Demand obligations	3 800		-	-			3 800
Amount receivable from currency Swaps	26 586	80 132	80 504	56 657	6 611		250 490
Investments - Trading	2 253 614						2 253 614
Investments - Held to Maturity	116 470	758 020	1 111 550	13 600			1 999 640
Non negotiable Instruments on account of capital	9 877	18 879	6 517				35 273
Accounts receivable	641 609	-	-	-	-		641 609
Loans	397 170	2 038 110	1 439 980	599 320	616 465		5 091 045
Accumulated loan loss provision						(445 732)	(445 732)
Equity participation	-	-				167 033	167 033
Other assets	471	-	-			18 291	18 762
	3 536 824	2 895 141	2 638 551	669 577	623 076	(260 408)	10 102 761
Liabilities and Equity							
Accounts payable	(731 850)	-					(731 850)
Amounts payable for currency swaps	(124 985)	(105 785)	(66 248)	(40 990)	(19 551)		(357 559)
Borrowings	(151 920)	(2 398 400)	(877 270)	(1 226 150)	(807 390)	120 570	(5 340 560)
Equity						(3 672 792)	(3 672 792)
	(1 008 755)	(2 504 185)	(943 518)	(1 267 140)	(826 941)	(3 552 222)	(10 102 761)
Liquidity position as at September 30, 2004	**2 528 069**	**390 956**	**1 695 033**	**(597 563)**	**(203 865)**	**(3 812 630)**	**-**

* Comprises of pre-issuance costs and IAS 39 adjustments on borrowings.

Supplementary information							
Loans in chronic arrears (more than 2 years) included in loan balance above	203 180	92 550	70 530	6 100			372 360

Note R – Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "Up to and including 1 year" category.

(UA thousands)

		Up to and inluding 1 year	Over 1 year and up to and including 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Non interest bearing funds	Total
Assets								
Due from Bank		-	-	-	-		87 227	87 227
Demand obligations		-	-	-	-		3 800	3 800
Investments - Trading	(a)	2 237 554						2 237 554
Investments - Held to Maturity		116 607	1 017 580	809 340	13 613		42 500	1 999 640
Non negotiable Instruments on account of capital		-	-	-			35 273	35 273
Accounts receivable		603 141	-	-	-	-	38 467	641 608
Loans		220 130	3 206 992	514 063	762 287	387 573		5 091 045
Accumulated loan loss provision							(445 732)	(445 732)
Equity participation		-	-				167 033	167 033
Other assets		-	-	-			18 762	18 762
		3 177 432	4 224 572	1 323 403	775 900	387 573	(52 670)	9 836 212
Liabilities and Equity								
Accounts payable		(652 160)	-	-	-	-	(79 690)	(731 850)
Borrowings	(b & c)	(214)	(4 525 989)	(309 253)	(421 884)	(307 358)	133 129	(5 431 569)
Macro hedge swaps		(201 450)	98 660	102 790				-
		(853 824)	(4 427 329)	(206 463)	(421 884)	(307 358)	53 439	(6 163 419)
Position of interest rate risk as at September 30, 2004		**2 323 608**	**(202 757)**	**1 116 940**	**354 016**	**80 215**	**769**	**3 672 793**

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	Investments trading	3 366 318
	Currency Swaps receivable	21 140
	Currency Swaps payable	(37 200)
	Securities sold under agreements to repurchase	(1 112 704)
Amount per statement of interest rate risk		2 237 554

(b) Borrowings is made up as follows:

Amount per balance sheet :	Borrowings	5 340 560
	Currency Swaps receivable	(229 350)
	Currency Swaps payable	320 359
Net borrowings per statement of interest rate risk		5 431 569

(c) Non interest bearing funds included in borrowings is made up as follows:

Cross currency swaps - IAS 39	(28 040)
Interest rate swaps - IAS 39 adj	40 596
IAS 39 adjustment of embedded derivatives on borrowings	99 943
IAS 39 - Stripped borrowings	-
Issuance costs on borrowings	20 630
	133 129

Note S - Financial Risks

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses. Such consideration of country credit risk has resulted in an increase in the accumulated provision for loan losses on the Bank's public sector loans from 5.50 percent at the end of 1999 to 8.84 percent by September 30, 2004.

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counter parties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counter parties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counter parties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counter party. The Bank may require collateral in the form of cash or other approved liquid securities from individual counter parties in order to mitigate its credit exposure.

Market Risks: Market risks encompass funding, liquidity, currency and interest and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (six-month libor floating rate).

Note T – Grants

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations; technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at September 30, 2004 and 2003 comprised the following:

(UA thousands)

	2004	2003
AMINA	1 379	1 554
AMTA/NAMTA	23	225
Belgium	2 625	2 612
Canada	283	1 116
China	54	62
Denmark	1 660	1 049
Finland	273	230
France	3 132	2 718
India	1 431	1 809
Italy	2 302	552
Korea	1 422	1 718
Nordic	31	1 059
The Netherlands	1 109	3 507
Norway	1 289	1 147
Spain	589	566
Sweden	2 097	1 858
Switzerland	273	230
Others	1 555	-
TOTAL	**21 501**	**22 012**

Note U – Segment Reporting

Other than the Private Sector lending operations, which at September 30, 2004 accounted for about 6 percent of the lending operations of the Bank and therefore considered to be insignificant to make a meaningful segment reporting, Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. With regards to loans made to, or guaranteed by member countries, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

Note V – Related Party Transactions

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in notes X and Y. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such counties. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in note W. Outstanding borrowings of the Bank are disclosed in Note O.

In addition to its ordinary resources, the Bank pursuant to special arrangements may administer, the resources of other entities, In this regard, the Bank administers the resources of the African Development Fund (ADF). Furthermore, the Bank administers, various special funds and trust funds which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund (NTF) as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12 member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50% of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays management fees, which are calculated annually on the basis of an agreed cost sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity participation and disclosed in Note K. The (NTF) is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and, in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it pays management fees to the Bank. Management fees paid by both the ADF and NTF are disclosed in Note N. The Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note T.

NOTE W - Summary of loans as 30 September 2004

Country	No of Loans*	Total Loans*	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Algeria	24	490 115	-	192 546	297 569	5.84
Angola	5	5 360	-	1 769	3 590	0.07
Botswana	11	30 419	-	45	30 373	0.60
Burundi**	4	2 491	-	-	2 491	0.05
Cameroon	9	131 214	-	41 293	89 922	1.77
Centrafrique**	1	2 414	-	-	2 414	0.05
Comoros**	1	6 311	-	-	6 311	0.12
Congo**	9	98 833	-	-	98 833	1.94
Côte D'Ivoire**	14	369 613	-	11 110	358 503	7.04
Dem Rep Congo**	6	343 027	-	-	343 027	6.74
Egypt	12	268 829	-	37 713	231 117	4.54
Ethiopia	8	68 381	-	-	68 381	1.34
Gabon	17	327 129	-	161 153	165 976	3.26
Ghana	5	39 843	-	-	39 843	0.78
Guinea**	7	32 532	-	21	32 510	0.64
Kenya	5	23 920	-	-	23 920	0.47
Lesotho	2	3 168	-	-	3 168	0.06
Liberia**	17	40 300	-	-	40 300	0.79
Madagascar	5	89	-	-	89	0.00
Malawi	2	8 785	-	-	8 785	0.17
Mauritania	2	40 294	-	7 862	32 432	0.64
Mauritius	10	38 119	-	35 718	2 401	0.05
Morocco	32	1 153 162	181 617	316 175	655 370	12.87
Multinational	8	74 425	32	52 948	21 445	0.42
Namibia	5	90 352	-	51 870	38 482	0.76
Nigeria	15	445 814	-	23 092	422 722	8.30
Senegal	5	58 133	-	-	58 133	1.14
Seychelles**	9	20 858	-	564	20 294	0.40
Somalia**	3	3 727	-	-	3 727	0.07
South Africa	3	224 401	-	86 684	137 718	2.71
Sudan**	5	56 204	-	-	56 204	1.10
Swaziland	10	118 806	-	63 466	55 339	1.09
Tanzania	1	5 022	-	-	5 022	0.10
Tunisia	46	1 598 358	-	419 019	1 179 339	23.16
Uganda	2	2 794	-	-	2 794	0.05
Zambia	8	37 997	-	-	37 997	0.75
Zimbabwe**	12	198 416	-	433	197 983	3.89
Total Public Sector	**340**	**6 459 655**	**181 649**	**1 503 482**	**4 774 523**	**93.78**
Total Private Sector	**24**	**521 870**	**124 235**	**81 114**	**316 521**	**6.22**
	364	**6 981 525**	**305 884**	**1 584 596**	**5 091 045**	**100.00**

Slight differences may occur in totals due to rounding
***Excludes fully repaid loans and cancelled loans.**

**** Country in non-accrual status as at 30 September in 2004**
Following the arrears clearance mechanism approved in June 2002, the total amount contractually due from DRC at 30 September 2004 was UA 762.41 million.

NOTE X - *Statement of Subscriptions to the Capital Stock and Voting Power as at September 30 , 2004*
(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI - IV (4)					GCI - V (5)														
	MEMBER STAT	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	:xcess (2 payment:	Number (1) of Votes	Voting power	No.
1	ALGERIA	4 493	31 451	35 944	4 022	3 974	28 155	32 129	68 073	903	451	14 154	14 605	82 678	3.898	737 600	89 180	89 180	89 193	-	13	83 303	3.857	1
2	ANGOLA	2 003	14 023	16 027	610	610	4 273	4 883	20 910	270	168	4 225	4 393	25 303	1.193	225 212	27 817	27 817	27 825	-	8	25 929	1.201	2
3	BENIN	201	1 406	1 607	236	236	1 652	1 888	3 495	45	45	706	751	4 246	0.200	37 633	4 817	4 817	4 817	-	-	4 871	0.226	3
4	BOTSWANA	*1 982*	*13 871*	*15 852*	*2 816*	*2 816*	*19 713*	*22 529*	*38 381*	495	*247*	*7 757*	*8 004*	*46 385*	*2.187*	*413 405*	*50 445*	*50 445*	*50 450*	-	5	47 009	*2.177*	4
5	BURKINA FASC	264	1 847	2 111	762	762	5 334	6 096	8 207	80	26	1 243	1 269	9 476	0.447	84 231	10 519	10 519	10 523	-	5	10 087	0.467	5
6	BURUNDI	419	2 931	3 350	228	228	1 594	1 822	5 171	-	-	-	-	5 171	0.244	45 256	6 465	6 465	6 465	-	-	5 797	0.268	6
7	CAMEROON	1 346	9 423	10 769	1 037	920	7 260	8 180	18 949	214	214	3 355	3 569	22 518	1.062	200 371	24 808	24 808	24 824	-	16	23 086	1.069	7
8	CAPE VERDE	138	966	1 104	71	71	497	568	1 672	-	-	-	-	1 672	0.079	14 630	2 090	2 090	2 090	-	-	2 297	0.106	8
9	CENT.AFR.REP	102	714	816	20	20	137	156.80	973	-	-	-	-	973	0.046	8 512	1 217	1 217	1 217	-	-	1 598	0.074	9
10	CHAD	139	975	1 114	66	66	461	527	1 641	-	-	-	-	1 641	0.077	14 360	2 052	2 052	2 052	-	-	2 265	0.105	10
11	COMOROS	50	350	400	11	6	75	81	481	-	-	-	-	481	0.023	4 250	560	560	566	-	6	1 098	0.051	11
12	CONGO	719	5 033	5 752	369	369	2 583	2 952	8 704	84	28	1 320	1 348	10 052	0.474	89 363	11 170	11 170	11 170	-	-	10 663	0.494	12
13	COTE D'IVOIRE	3 738	26 166	29 904	6 388	6 388	44 716	51 104	81 008	-	-	-	-	81 008	3.819	708 820	101 260	101 260	99 285	1 975	-	80 053	3.707	13
14	DEM.REP.CON(	2 294	16 060	18 355	548	548	3 837	4 385	22 740	-	-	-	-	*22 740*	*1.072*	*198 975*	*28 426*	*28 426*	*28 426*	-	-	*23 365*	*1.082*	*14*
15	DJIBOUTI	116	813	929	36	36	249	285	1 213	-	-	-	-	1 213	0.057	10 618	1 517	1 517	1 517	-	-	1 838	0.085	15
16	EGYPT	7 610	53 270	60 880	3 895	3 895	27 265	31 160	92 040	1 187	593	18 602	19 195	111 235	5.244	991 370	120 980	120 980	120 985	-	5	111 860	5.180	16
17	EQ.GUINEA	52	362	414	375	300	2 625	2 925	3 339	5	2	84	86	3 425	0.161	30 713	3 538	3 538	3 543	-	5	4 051	0.188	17
18	ERITREA	-	-	-	358	358	2 504	2 862	2 862	-	-	-	-	2 862	0.135	25 040	3 580	3 580	2 506	1 074	-	2 628	0.122	18
19	ETHIOPIA	2 367	16 569	18 936	1 211	1 211	8 477	9 688	28 624	369	184	5 785	5 969	34 593	1.631	308 310	37 620	37 620	37 625	-	5	35 218	1.631	19
20	GABON	1 373	9 611	10 984	2 030	1 894	14 215	16 109	27 091.53	-	-	-	-	27 092	1.277	238 255	32 672	32 672	28 601	4 083	13	23 499	1.088	20
21	GAMBIA	193	1 351	1 544	169	149	1 179	1 328	2 872	31	22	483	505	3 377	0.159	30 130	3 640	3 640	3 651	-	11	3 954	0.183	21
22	GHANA	2 921	20 447	23 368	1 871	1 814	13 092	14 906	38 274	519	248	8 127	8 375	46 649	2.199	416 661	49 819	49 819	49 838	-	19	47 275	2.189	22
23	GUINEA	678	4 746	5 424	348	348	2 436	2 784	8 208	80	26	1 244	1 270	9 478	0.447	84 258	10 520	10 520	10 525	-	5	10 102	0.468	23
24	GUINEA BISSA\	75	525	600	-	-	0	-	600	-	-	-	-	600	0.028	5 250	750	750	750	-	-	1 225	0.057	24
25	KENYA	2 158	15 106	17 264	1 104	1 104	7 728	8 832	26 096	337	168	5 274	5 442	31 538	1.487	281 080	34 300	34 300	34 305	-	5	32 163	1.489	25
26	LESOTHO	226	1 582	1 808	116	116	812	928	2 736	35	17	553	570	3 306	0.156	29 470	3 590	3 590	3 598	-	8	3 862	0.179	26
27	LIBERIA	422	2 954	3 376	107	107	748	855	4 230	-	-	-	-	4 230	0.199	37 017	5 287	5 287	5 287	-	-	4 855	0.225	27
28	LIBYA	4 914	34 400	39 314	3 302	3 302	23 114	26 416	65 730	848	530	13 284	13 814	79 544	3.750	707 978	87 463	87 463	87 463	-	-	80 169	3.712	28
29	MADAGASCAR	964	6 748	7 712	493	493	3 451	3 944	11 656	150	75	2 356	2 431	14 087	0.664	125 550	15 320	15 320	15 320	-	-	14 712	0.681	29
30	MALAWI	535	3 745	4 280	274	274	1 918	2 192	6 472	-	-	-	-	6 472	0.305	56 630	8 090	8 090	8 090	-	-	7 097	0.329	30
31	MALI	150	1 052	1 202	853	853	5 971	6 824	8 026	91	39	1 418	1 457	9 484	0.447	84 411	10 415	10 415	10 417	-	2	10 083	0.467	31
32	MAURITANIA	119	835	954	481	481	3 366	3 847	4 800	-	-	-	-	4 800	0.226	42 004	5 999	5 999	4 015	1 984	-	3 838	0.178	32
33	MAURITIUS	959	6 713	7 672	491	491	3 437	3 928	11 600	150	75	2 344	2 419	14 019	0.661	124 940	15 250	15 250	15 250	-	-	14 644	0.678	33
34	MOROCCO	5 072	35 504	40 576	2 363	2 363	16 541	18 904	59 480	767	767	12 021	12 788	72 268	3.407	640 660	82 020	82 020	82 020	-	-	72 894	3.375	34
35	MOZAMBIQUE	936	6 547	7 483	481	481	3 367	3 848	11 331	146	73	2 290	2 363	13 694	0.646	122 038	14 904	14 904	14 906	-	2	14 032	0.650	35
36	NAMIBIA	-	-	-	761	761	5 327	6 088	6 088	79	39	1 230	1 269	7 357	0.347	65 570	8 000	8 000	8 005	-	5	7 982	0.370	36
37	NIGER	691	4 835	5 526	-	-	0	-	5 526	-	-	-	-	5 526	0.261	48 353	6 908	6 908	6 908	-	-	6 151	0.285	37
38	NIGERIA	13 208	92 456	105 664	7 252	7 150	50 754	57 904	163 568	2 056	891	32 199	33 090	196 658	9.271	1 754 094	212 490	212 490	212 502	-	12	197 282	9.135	38
39	RWANDA	204	1 426	1 629	102	102	711	813	2 442	32	16	494	510	2 952	0.139	26 310	3 213	3 213	3 213	-	-	3 577	0.166	39
40	SAO TOME & P.	129	905	1 034	57	57	398	455	1 489	-	-	-	-	1 489	0.070	13 024	1 864	1 864	1 864	-	-	2 113	0.098	40
41	SENEGAL	1 523	10 659	12 182	843	817	5 897	6 714	18 896	238	119	3 723	3 842	22 738	1.072	202 793	24 588	24 588	24 596	-	8	23 364	1.082	41
42	SEYCHELLES	138	966	1 104	10	10	70	80	1 184	2	2	38	40	1 224	0.058	10 739	1 501	1 501	1 501	-	-	1 845	0.085	42
43	SIERRA LEONE	406	2 842	3 248	256	256	1 794	2 050	5 298	-	-	-	-	5 298	0.250	46 361	6 624	6 624	6 624	-	-	5 924	0.274	43
44	SOMALIA	217	1 521	1 738	25	25	178	203	1 941	-	-	-	-	1 941	0.092	16 986	2 427	2 427	2 427	-	-	2 566	0.119	44
45	SOUTH AFRICA	-	-	-	4 721	4 446	33 044	37 490	37 490	3 113	1 556	48 762	50 318	87 808	4.139	818 060	60 020	60 020	60 029	-	9	88 433	4.095	45
46	SUDAN	845	5 919	6 764	373	373	2 613	2 986	9 750	-	-	-	-	9 750	0.460	85 313	12 187	12 187	11 036	1 151	-	9 454	0.438	46
47	SWAZILAND	493	3 451	3 944	253	253	1 771	2 024	5 968	77	38	1 206	1 244	7 212	0.340	64 280	7 840	7 840	7 845	-	5	7 837	0.363	47
48	TANZANIA	957	6 697	7 654	960	960	6 720	7 680	15 334	177	102	2 763	2 865	18 199	0.858	161 805	20 187	20 187	20 196	-	8	18 825	0.872	48
49	TOGO	345	2 418	2 763.49	86	86	602	688	3 451	-	-	-	-	3 451	0.163	30 201	4 314	4 314	4 314	-	-	4 077	0.189	49
50	TUNISIA	2 075	14 525	16 600	1 062	1 062	7 434	8 496	25 096	324	202	5 072	5 274	30 370	1.432	270 310	33 390	33 390	33 395	-	5	30 996	1.435	50
51	UGANDA	724	5 065	5 788	570	570	3 990	4 560	10 348	67	13	1 039	1 052	11 400	0.537	100 939	13 063	13 063	13 066	-	3	12 025	0.557	51
52	ZAMBIA	2 905	20 334	23 239	-	-	0	-	23 239	263	112	4 108	4 220	27 460	1.295	244 429	30 169	30 169	30 174	-	5	28 085	1.300	52
53	ZIMBABWE	3 445	24 115	27 560	1 763	1 763	12 341	14 104	41 664	336	134	5 266	5 400	47 064	2.219	417 221	53 420	53 420	53 423	-	3	47 622	2.205	53
	TOTAL REGION	78 034	546 230	624 264	56 636	55 775	396 424	452 199	1 076 460	13 570	7 224	212 527	219 750	1 296 209	61.106	11 551 784	1 410 304	1 410 304	1 400 231	10 267	194	1 319 577	61.103	

NOTE X (cont) - Statement of Subscriptions to the Capital Stock and Voting Power as at September 30 , 2004
(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI-IV (4)					GCI - V (5)			
	MEMBER ST	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total
	TOTAL REGIC	78 034	546 230	624 264	56 636	55 775	396 424	452 199	1 076 460	13 570	7 224	212 527	219 750
1	ARGENTINA	499	3 493	3 992	-	-	-	-	3 992	112	55	1 743	1 798
2	AUSTRIA	499	3 493	3 992	250	250	1 750	2 000	5 992	223	111	3 492	3 603
3	BELGIUM	718	5 026	5 744	359	359	2 513	2 872	8 616	321	200	5 021	5 221
4	BRAZIL	499	3 493	3 992	250	250	1 750	2 000	5 992	221	109	3 461	3 570
5	CANADA	4 200	29 400	33 600	2 100	2 100	14 700	16 800	50 400	1 875	1 171	29 373	30 544
6	CHINA	1 250	8 750	10 000	625	625	4 375	5 000	15 000	558	348	8 742	9 090
7	DENMARK	1 295	9 065	10 360	647	647	4 529	5 176	15 536	578	433	9 054	9 487
8	FINLAND	547	3 829	4 376	273	273	1 911	2 184	6 560	244	152	3 823	3 975
9	FRANCE	4 200	29 400	33 600	2 100	2 100	14 700	16 800	50 400	1 875	1 171	29 373	30 544
10	GERMANY	4 611	32 277	-	2 305	2 305	16 135	18 440	18 440	2 058	1 286	32 245	33 531
11	INDIA	250	1 750	2 000	125	125	875	1 000	3 000	112	56	1 748	1 804
12	ITALY	2 708	18 956	21 664	1 354	1 354	9 478	10 832	32 496	1 209	755	18 939	19 694
13	JAPAN	6 142	42 994	49 136	3 071	3 071	21 497	24 568	73 704	2 742	1 713	42 954	44 667
14	KOREA	499	3 493	3 992	250	250	1 750	2 000	5 992	223	111	3 492	3 603
15	KUWAIT	499	3 493	3 992	250	250	1 750	2 000	5 992	223	223	3 492	3 715
16	NETHERLANI	853	5 971	6 824	426	426	2 982	3 408	10 232	381	381	5 963	6 344
17	NORWAY	1 295	9 065	10 360	647	647	4 529	5 176	15 536	578	361	9 054	9 415
18	PORTUGAL	252	1 764	2 016	126	126	882	1 008	3 024	113	70	1 763	1 833
19	SAUDI ARAB.	325	2 275	2 600	-	-	-	-	2 600	97	48	1 515	1 563
20	SPAIN	656	4 592	5 248	892	892	6 244	7 136	12 384	639	495	10 011	10 506
21	SWEDEN	1 728	12 096	13 824	864	864	6 048	6 912	20 736	771	385	12 085	12 470
22	SWITZERLAN	1 640	11 480	13 120	820	820	5 740	6 560	19 680	732	366	11 470	11 836
23	U.K.	1 881	5 643	7 524	940	940	14 100	15 040	22 564	839	524	13 151	13 675
24	U.S.A	7 455	22 365	29 820	3 727	3 727	55 905	59 632	89 452	3 328	2 107	52 132	54 239
	TOTAL NON-REGION	44 501	274 163	281 776	22 401	22 401	194 143	216 544	498 320	20 052	12 632	314 096	326 727
	GRAND-TOT	######	820 393	906 040	79 036	55 777	590 567	668 743	1 574 780	33 622	19 856	526 623	546 477

	MEMBER ST	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amount in arrear	Exce paym	Number (1) of Votes	Voting power	No.
	TOTAL REGIC	1 296 209	61.106	11 551 784	1 410 304	1 410 304	1 400 231	10 267	194	1 319 577	61.103	
1	ARGENTINA	5 790	0.273	52 364	5 540	5 540	5 549	-	9	6 397	0.296	1
2	AUSTRIA	9 595	0.452	87 350	8 600	8 600	8 605	-	5	10 220	0.473	2
3	BELGIUM	13 837	0.652	125 600	12 770	12 770	12 776	-	6	14 463	0.670	3
4	BRAZIL	9 562	0.451	87 036	8 580	8 580	8 585	-	5	10 187	0.472	4
5	CANADA	80 944	3.816	734 730	74 710	74 710	74 719	-	9	81 570	3.777	5
6	CHINA	24 090	1.136	218 670	22 230	22 230	22 238	-	8	24 716	1.144	6
7	DENMARK	25 023	1.180	226 480	23 750	23 750	23 755	-	5	25 649	1.188	7
8	FINLAND	10 535	0.497	95 630	9 720	9 720	9 725	-	5	11 161	0.517	8
9	FRANCE	80 944	3.816	734 730	74 710	74 710	74 719	-	9	81 570	3.777	9
10	GERMANY	51 971	2.450	806 570	82 020	82 020	82 023	-	3	52 596	2.435	10
11	INDIA	4 804	0.226	43 730	4 310	4 310	4 310	-	-	5 429	0.251	11
12	ITALY	52 190	2.460	473 730	48 170	48 170	48 176	-	6	52 816	2.446	12
13	JAPAN	118 371	5.580	1 074 450	109 260	109 260	109 268	-	8	118 997	5.510	13
14	KOREA	9 595	0.452	87 350	8 600	8 600	8 605	-	5	10 220	0.473	14
15	KUWAIT	9 707	0.458	87 350	9 720	9 720	9 720	-	-	10 333	0.478	15
16	NETHERLANI	16 576	0.781	149 160	16 600	16 600	16 600	-	-	17 202	0.797	16
17	NORWAY	24 951	1.176	226 480	23 030	23 030	23 033	-	3	25 576	1.184	17
18	PORTUGAL	4 857	0.229	44 090	4 480	4 480	4 486	-	6	5 482	0.254	18
19	SAUDI ARAB.	4 163	0.196	37 900	3 730	3 730	3 735	-	5	4 788	0.222	19
20	SPAIN	22 890	1.079	208 470	20 430	20 430	20 430	-	-	23 517	1.089	20
21	SWEDEN	33 206	1.565	302 290	29 770	29 770	29 775	-	5	33 831	1.567	21
22	SWITZERLAN	31 516	1.486	286 900	28 260	28 260	28 260	-	-	32 141	1.488	22
23	U.K.	36 239	1.708	328 940	33 450	33 450	33 454	-	4	36 864	1.707	23
24	U.S.A	143 691	6.774	1 304 020	132 890	132 890	132 895	-	5	144 316	6.682	24
	TOTAL NON-REGION	825 049	38.894	7 824 020	795 330	795 330	795 438	-	108	840 040	38.897	
	GRAND-TOT	2 121 257	100.000	19 375 804	2 205 634	2 205 634	2 195 668	10 267	302	2 159 617	100.000	

NOTES:

1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.

2. Excess payments will be applied to future instalments.

3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).

4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposit of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:7).

5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash instalments or deposit of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).

6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.

7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed.

In accordance with the decision of the Board of Directors of April 3, 2002, the shares held by the former Socialist Federal Republic of Yugoslavia (SFRY) have been transferred to the Bank, consistent with Article 6(6) of the Bank Agreement, and are considered Treasury Shares. In this connection, and as directed by the Board of Directors, the Bank initiated discussions with the successor states of SFRY, to determine whether they would be intersted in becoming members of the Bank. The Republic of Slovenia (which is one of the successor states) has advised that it would not be considering membership in the Bank, and has therefore offered the Bank, as part of its Official Development Assistance (ODA), the value of its pro rata interest in the shares of SFRY. Accordingly, 909 shares held by SFRY, corresponding to Slovenia's pro rata interest in such shares, will be offered for re-allocation under the Share Transfer Rules.

Slight differences may occur in totals due to rounding.

NOTE Y - Supplementary Statement of Subscriptions to the Capital Stock as at September 30, 2004
(Amounts in UA thousands)

		AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
1	ALGERIA	77 820	7 750	3 610	89 180	77 833	7 750	3 610	89 193	-	-	-	-	13	-	-	13	1
2	ANGOLA	20 031	7 786	-	27 817	20 039	7 786	-	27 825	-	-	-	-	8	-	-	8	2
3	BENIN	4 817	-	-	4 817	4 817	-	-	4 817	-	-	-	-	-	-	-	-	3
4	BOTSWANA	41 063	9 383	-	50 445	41 068	9 383	-	50 450	-	-	-	-	5	-	-	5	4
5	BURKINA FASO	8 521	765	1 232	10 519	8 526	765	1 232	10 523	-	-	-	-	5	-	-	5	5
6	BURUNDI	6 465	-	-	6 465	6 465	-	-	6 465	-	-	-	-	-	-	-	-	6
7	CAMEROON	23 273	-	1 535	24 808	23 284	-	1 540	24 824	-	-	-	-	11	-	5	16	7
8	CAPE VERDE	2 090	-	-	2 090	2 090	-	-	2 090	-	-	-	-	-	-	-	-	8
9	CENT.AFR.REP	1 217	-	-	1 217	1 217	-	-	1 217	-	-	-	-	-	-	-	-	9
10	CHAD	2 052	-	-	2 052	2 052	-	-	2 052	-	-	-	-	-	-	-	-	10
11	COMOROS	510	-	50	560	511	-	55	566	-	-	-	-	1	-	5	6	11
12	CONGO	11 170	-	-	11 170	11 170	-	-	11 170	-	-	-	-	-	-	-	-	12
13	COTE D'IVOIRE	99 285	-	1 975	101 260	97 310	-	1 975	99 285	1 975	-	-	1 975	-	-	-	-	13
14	DEM.REP.CONGO	28 426	-	-	28 426	28 426	-	-	28 426	-	-	-	-	-	-	-	-	14
15	DJIBOUTI	1 517	-	-	1 517	1 517	-	-	1 517	-	-	-	-	-	-	-	-	15
16	EGYPT	120 980	-	-	120 980	120 985	-	-	120 985	-	-	-	-	5	-	-	5	16
17	EQ. GUINEA	1 663	-	1 875	3 538	1 668	-	1 875	3 543	-	-	-	-	5	-	-	5	17
18	ERITREA	3 580	-	-	3 580	2 506	-	-	2 506	1 074	-	-	1 074	-	-	-	-	18
19	ETHIOPIA	37 620	-	-	37 620	37 625	-	-	37 625	-	-	-	-	5	-	-	5	19
20	GABON	25 575	4 375	2 722	32 672	21 496	4 384	2 722	28 601	4 083	-	-	4 083	4	9	-	13	20
21	GAMBIA	2 686	639	315	3 640	2 697	639	315	3 651	-	-	-	-	11	-	-	11	21
22	GHANA	48 769	-	1 050	49 819	48 783	-	1 055	49 838	-	-	-	-	14	-	5	19	22
23	GUINEA	8 360	2 160	-	10 520	8 365	2 160	-	10 525	-	-	-	-	5	-	-	5	23
24	GUINEA BISSAU	750	-	-	750	750	-	-	750	-	-	-	-	-	-	-	-	24
25	KENYA	27 425	6 875	-	34 300	27 430	6 875	-	34 305	-	-	-	-	5	-	-	5	25
26	LESOTHO	3 590	-	-	3 590	3 598	-	-	3 598	-	-	-	-	8	-	-	8	26
27	LIBERIA	5 287	-	-	5 287	5 287	-	-	5 287	-	-	-	-	-	-	-	-	27
28	LIBYA	67 708	19 755	-	87 463	67 708	19 755	-	87 463	-	-	-	-	-	-	-	-	28
29	MADAGASCAR	15 320	-	-	15 320	15 320	-	-	15 320	-	-	-	-	-	-	-	-	29
30	MALAWI	8 090	-	-	8 090	8 090	-	-	8 090	-	-	-	-	-	-	-	-	30
31	MALI	9 790	-	625	10 415	9 792	-	625	10 417	-	-	-	-	2	-	-	2	31
32	MAURITANIA	5 999	-	-	5 999	4 015	-	-	4 015	1 984	-	-	1 984	-	-	-	-	32
33	MAURITIUS	12 195	3 055	-	15 250	12 195	3 055	-	15 250	-	-	-	-	-	-	-	-	33
34	MOROCCO	79 144	-	2 876	82 020	79 144	-	2 876	82 020	-	-	-	-	-	-	-	-	34
35	MOZAMBIQUE	14 904	-	-	14 904	14 906	-	-	14 906	-	-	-	-	2	-	-	2	35
36	NAMIBIA	8 000	-	-	8 000	8 005	-	-	8 005	-	-	-	-	5	-	-	5	36
37	NIGER	5 026	1 882	-	6 908	5 026	1 882	-	6 908	-	-	-	-	-	-	-	-	37
38	NIGERIA	166 315	44 915	1 260	212 490	166 322	44 915	1 265	212 502	-	-	-	-	7	-	5	12	38
39	RWANDA	3 213	-	-	3 213	3 213	-	-	3 213	-	-	-	-	-	-	-	-	39
40	SAO TOME & PRINCIPE	1 512	352	-	1 864	1 512	352	-	1 864	-	-	-	-	-	-	-	-	40
41	SENEGAL	19 539	4 739	310	24 588	19 542	4 739	315	24 596	-	-	-	-	3	-	5	8	41
42	SEYCHELLES	1 501	-	-	1 501	1 501	-	-	1 501	-	-	-	-	-	-	-	-	42
43	SIERRA LEONE	6 624	-	-	6 624	6 624	-	-	6 624	-	-	-	-	-	-	-	-	43
44	SOMALIA	2 427	-	-	2 427	2 427	-	-	2 427	-	-	-	-	-	-	-	-	44
45	SOUTH AFRICA	44 315	-	15 705	60 020	44 324	-	15 705	60 029	-	-	-	-	9	-	-	9	45
46	SUDAN	12 187	-	-	12 187	11 036	-	-	11 036	1 151	-	-	1 151	-	-	-	-	46
47	SWAZILAND	7 840	-	-	7 840	7 845	-	-	7 845	-	-	-	-	5	-	-	5	47
48	TANZANIA	20 187	-	-	20 187	20 196	-	-	20 196	-	-	-	-	8	-	-	8	48
49	TOGO	4 314	-	-	4 314	4 314	-	-	4 314	-	-	-	-	-	-	-	-	49
50	TUNISIA	33 390	-	-	33 390	33 395	-	-	33 395	-	-	-	-	5	-	-	5	50
51	UGANDA	12 337	726	-	13 063	12 340	726	-	13 066	-	-	-	-	3	-	-	3	51
52	ZAMBIA	30 169	-	-	30 169	30 174	-	-	30 174	-	-	-	-	5	-	-	5	52
53	ZIMBABWE	53 420	-	-	53 420	53 423	-	-	53 423	-	-	-	-	3	-	-	3	53
	TOTAL REGIONALS	1 260 008	115 157	35 140	1 410 304	1 249 902	115 165	35 165	1 400 231	10 267	-	-	10 267	160	9	25	194	

NOTE Y (cont) - Supplementary Statement of Subscriptions to the Capital Stock as at September 30, 2004
(Amounts in UA thousands)

		AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertibl Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
	TOTAL REGIONALS	1 260 008	115 157	35 140	1 410 304	1 249 902	115 165	35 165	1 400 231	10 267	-	-	10 267	160	9	25	194	
1	ARGENTINA	5 540	-	-	5 540	5 549	-	-	5 549	-	-	-	-	9	-	-	9	1
2	AUSTRIA	8 600	-	-	8 600	8 605	-	-	8 605	-	-	-	-	5	-	-	5	2
3	BELGIUM	12 770	-	-	12 770	12 776	-	-	12 776	-	-	-	-	6	-	-	6	3
4	BRAZIL	8 580	-	-	8 580	8 585	-	-	8 585	-	-	-	-	5	-	-	5	4
5	CANADA	74 710	-	-	74 710	74 719	-	-	74 719	-	-	-	-	9	-	-	9	5
6	CHINA	22 230	-	-	22 230	22 238	-	-	22 238	-	-	-	-	8	-	-	8	6
7	DENMARK	23 750	-	-	23 750	23 755	-	-	23 755	-	-	-	-	5	-	-	5	7
8	FINLAND	9 720	-	-	9 720	9 725	-	-	9 725	-	-	-	-	5	-	-	5	8
9	FRANCE	74 710	-	-	74 710	74 719	-	-	74 719	-	-	-	-	9	-	-	9	9
10	GERMANY	82 020	-	-	82 020	82 023	-	-	82 023	-	-	-	-	3	-	-	3	10
11	INDIA	4 310	-	-	4 310	4 310	-	-	4 310	-	-	-	-	-	-	-	-	11
12	ITALY	48 170	-	-	48 170	48 176	-	-	48 176	-	-	-	-	6	-	-	6	12
13	JAPAN	109 260	-	-	109 260	109 268	-	-	109 268	-	-	-	-	8	-	-	8	13
14	KOREA	8 600	-	-	8 600	8 605	-	-	8 605	-	-	-	-	5	-	-	5	14
15	KOWAIT	8 884	-	836	9 720	8 884	-	836	9 720	-	-	-	-	-	-	-	-	15
16	NETHERLANDS	15 171	-	1 429	16 600	15 171	-	1 429	16 600	-	-	-	-	-	-	-	-	16
17	NORWAY	23 030	-	-	23 030	23 033	-	-	23 033	-	-	-	-	3	-	-	3	17
18	PORTUGAL	4 480	-	-	4 480	4 486	-	-	4 486	-	-	-	-	6	-	-	6	18
19	SAUDI ARABIA	3 730	-	-	3 730	3 735	-	-	3 735	-	-	-	-	5	-	-	5	19
20	SPAIN	17 572	-	2 858	20 430	17 572	-	2 858	20 430	-	-	-	-	-	-	-	-	20
21	SWEDEN	29 770	-	-	29 770	29 775	-	-	29 775	-	-	-	-	5	-	-	5	21
22	SWITZERLAND	28 260	-	-	28 260	28 260	-	-	28 260	-	-	-	-	-	-	-	-	22
23	U.K.	33 450	-	-	33 450	33 454	-	-	33 454	-	-	-	-	4	-	-	4	23
24	U.S.A.	132 890	-	-	132 890	132 895	-	-	132 895	-	-	-	-	5	-	-	5	24
	TOTAL NON-REGIONAL:	790 207	-	5 123	795 330	790 315	-	5 123	795 438	-	-	-	-	108	-	-	108	
	GRAND-TOTAL	2 050 214	115 157	40 263	2 205 634	2 040 217	115 165	40 288	2 195 669	10 267	-	-	10 267	268	9	25	303	

The UA amount of non negotiable notes on the balance sheet is the revalued USD and EUR equivalent of outstanding balances converted at the fixed exchange rates of 1 UA = USD 1.20635 and 1 UA = EUR 1.30777, respectively.

Slight differences may occur in totals due to rounding.